Exhibit 99.1

PENN WEST ANNOUNCES ITS FINANCIAL AND OPERATIONAL RESULTS

FOR THE YEAR ENDED DECEMBER 31, 2015 AND 2015 RESERVES RESULTS

CALGARY, March 10, 2016 - PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, the “Company”, “we”, “us” or “our”) is pleased to announce its financial and operational results for the year ended December 31, 2015. All figures are in Canadian dollars unless otherwise stated.

	Three months ended December 31			Year ended December 31
	2015	2014	% change	2015	2014	% change
Financial
(millions, except per share amounts)
Gross revenues (1,2)	$273	$473	(42)	$1,268	$2,391	(47)
Funds flow (2)	7	137	(95)	180	935	(81)
Basic per share (2)	0.01	0.28	(96)	0.36	1.89	(81)
Diluted per share (2)	0.01	0.28	(96)	0.36	1.89	(81)
Funds flow from operations (2)	36	142	(75)	237	953	(75)
Basic per share (2)	0.07	0.29	(76)	0.47	1.93	(76)
Diluted per share (2)	0.07	0.29	(76)	0.47	1.93	(76)
Net income (loss)	(1,606)	(1,772)	(9)	(2,646)	(1,733)	53
Basic per share	(3.20)	(3.57)	(10)	(5.27)	(3.51)	50
Diluted per share	(3.20)	(3.57)	(10)	(5.27)	(3.51)	50
Capital expenditures (3)	99	247	(60)	470	732	(36)
Long-term debt at period-end	$1,940	$2,149	(10)	$1,940	$2,149	(10)

Operations
Daily production (average)
Light oil and NGL (bbls/d)	41,378	51,624	(20)	47,279	54,374	(13)
Heavy oil (bbls/d)	11,962	12,500	(4)	11,984	13,062	(8)
Natural gas (mmcf/d)	144	198	(27)	163	219	(26)

Total production (boe/d) (4)	77,398	97,143	(20)	86,357	103,989	(17)

Average sales price
Light oil and NGL (per bbl)	$47.00	$68.18	(31)	$50.05	$86.53	(42)
Heavy oil (per bbl)	25.40	54.35	(53)	33.26	69.19	(52)
Natural gas (per mcf)	$2.54	$3.94	(36)	$2.86	$4.78	(40)
Netback per boe (4)
Sales price	$33.80	$51.26	(34)	$37.40	$64.03	(42)
Risk management gain (loss)	4.89	1.51	>100	2.59	(1.10)	>(100)

Net sales price	38.69	52.77	(27)	39.99	62.93	(36)
Royalties	(4.39)	(8.60)	(49)	(4.05)	(9.85)	(59)
Operating expenses	(17.43)	(20.83)	(16)	(18.96)	(19.24)	(1)
Transportation	(1.55)	(1.30)	19	(1.46)	(1.19)	23

Netback (2)	$15.32	$22.04	(30)	$15.52	$32.65	(52)

(1)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(2)	The terms “gross revenues”, “funds flow”, “funds flow from operations” and their applicable per share amounts, and “netback” are non-GAAP measures. Please refer to the “Calculation of Funds Flow/ Funds Flow From Operations” in the attached Management Discussion and Analysis and “Non-GAAP Measures” sections below.
(3)	Capital expenditures include costs related to Property, Plant and Equipment and Exploration and Evaluation. Includes the effect of capital carried by partners.
(4)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.

President’s Message

In 2015, we persevered and responded in a meaningful way with sustained action throughout the year to reduce our debt levels and operating cost structure. As a result of our many initiatives, we have a business that seeks to live within its means in the current price environment. Our organization has the right people, culture and core assets to ensure our long-term sustainability in this “even lower for even longer” reality.

Our top priority in 2015 was our balance sheet. We were successful in a number of initiatives that lowered our overall debt levels and increased our financial flexibility. These actions allowed us to exit the year with Senior Debt to EBITDA of 4.6 times, relative to a 5.0 times covenant. I am confident in our ability to continue the momentum of these initiatives in 2016 as we strive to strengthen the balance sheet.

Earlier in the year, we reached an agreement with our noteholders and banking syndicate to amend our financial covenants, which allowed us to continue focusing on operating our business and addressing our debt levels. As a result of prices falling approximately 50 percent since that time, we have reengaged in discussions with our lenders to provide us financial flexibility under our existing covenants that we require in 2016 and beyond.

Despite a challenging M&A environment, during 2015 we announced $800 million of non-core asset divestitures, surpassing our $650 million target, and used all of the proceeds to reduce indebtedness. I remain optimistic that we can continue transacting on non-core asset sales at attractive metrics as we did in 2015.

Another notable step in our commitment to strengthen our balance sheet was the changes we announced in September. We stated that we will live within our means by limiting our total expenditures to funds flow from operations and will continue to attack our costs. To this end, we suspended our dividend, lowered board compensation and significantly lowered our current cost structure by reducing our workforce by 40 percent relative to mid 2015 staffing levels.

We also took significant steps to improve the transparency of our strategic direction, financial position and operating results for our stakeholders. We believe that we are well aligned with our investors. Our ability to deliver full year production, capital, operating costs and G&A that was within or ahead of our guidance has resonated strongly with investors. We are confident in our ability to meet our 2016 targets and will continue to demonstrate the consistency that the market should expect from our company, and that we demand of ourselves.

Despite the meaningful organizational changes, we achieved strong operational execution in 2015 and are well positioned to move forward when oil prices improve. We have been clear that the future of Penn West is around the Viking and Cardium. Our results in these light oil plays continue to offer attractive rates of return with short payback periods even at historically low commodity prices. As we continue to move our business down the cost curve, these economics will continue to improve.

In the Viking, we were the first operator to move to a 12 stage, 12 ton completion technique which allowed us to lower costs. As expected, well performance has remained resilient and boosted per well economics. Our Cardium drilling program in the second half of the year was well above expectations, with our wells in Willesden Green being some of the best wells drilled in the play last year. These results demonstrate that we have re-positioned ourselves as a top operator in our core areas.

We will continue to challenge ourselves to further drive down our debt levels and cost structure. We have already taken steps to right size our organization relative to anticipated activity levels and we remain focused on reducing our debt levels through a minimal capital budget and additional non-core divestitures. I believe this company will be much stronger, both operationally and financially, exiting the cycle bottom than it was then when this began.

Financial and Operational Highlights

•	We had strong delivery from our 2015 operations with results within or ahead of guidance. Full year production volumes averaged 86,357 boe/d, above the mid-point of guidance. Capital expenditures were $30 million below our guidance, resulting in full year spending of $470 million. Our focus on reducing the cost structure within our business drove full year operating costs of $18.96 per boe that were notably below the bottom end of guidance and G&A of $2.91 per boe was within our guidance range

•	During the year, we entered into agreements to sell certain royalty interests and non-core properties for proceeds of $800 million. We believe that these transactions demonstrate our ability to complete non-core asset dispositions at attractive deal metrics despite continuing weakness in the A&D market. Proceeds from all dispositions were applied against our senior notes and our syndicated bank facility

•	As at December 31, 2015, we were in compliance with all of the financial covenants under our lending agreements and had approximately $689 million of undrawn capacity under our syndicated bank facility of $1.2 billion. Senior Debt to EBITDA was 4.6 times, relative to a 5.0 times limit. In order to ensure continued compliance with our lending agreements, we have entered into discussions with our senior noteholders and members of the syndicated bank facility to amend our note and credit agreements

•	Full year funds flow from operations, which excludes foreign exchange hedge monetizations/settlements, realized foreign exchange losses and restructuring charges was $237 million ($0.47 per share). Despite average WTI prices of approximately US$48 per barrel, resulting in Edmonton Par prices of approximately $57 per barrel, our field netbacks including risk management activities remained strong at approximately $15.52 per boe

•	Production in the fourth quarter averaged 77,398 boe/d, driving funds flow from operations of $36 million ($0.07 per share). Average fourth quarter WTI prices of approximately US$42 per barrel and Edmonton Par prices of approximately $53 per barrel, were the lowest of any quarter during the year. However, our field netback including risk management activities of $15.32 per boe remained consistent with our full year result and demonstrates the progress we have made in enhancing the value of every barrel we produce

•	Our proved plus probable reserve volumes at the end of 2015 were 306 mmboe, with a net present value, before taxes and discounted at 10%, of $3.4 billion. Approximately 75% of our reserve value and approximately 65% of reserve volumes on a proved plus probable basis are attributed to the Viking and Cardium areas

•	During the year, we recorded non-cash, after-tax PP&E impairments totaling approximately $1.2 billion, primarily due to lower commodity price forecasts, lower estimated reserve recoveries and lower or minimal future development capital planned in the areas where the impairments were recorded. Through our 2015 year-end reserves process, we reduced our future development costs to align with the Company’s near-term capital budget. Additionally, in 2015 we recorded approximately $700 million of goodwill impairment due to lower commodity price forecasts. At December 31, 2015, we had no goodwill remaining

Select Metrics in Core Areas

The table below outlines select metrics for our core areas for the twelve months ended December 31, 2015 and excluding the impact of hedging:

Area	Select Metrics – Twelve Months Ended December 31, 2015
	Production	Liquids Weighting	Operating Cost	Netback
Cardium	28,000 boe/d	64%	$14.50/boe	$18.00/boe
Greater Viking	19,500 boe/d	87%	$16.50/boe	$18.50/boe
Slave Point	5,500 boe/d	96%	$21.00/boe	$22.00/boe

Total Core	53,000 boe/d	76%	$16.00/boe	$18.50/boe

Operated Development Activity

Over the course of 2015, we were able to refine our execution capabilities to the point where we have positioned ourselves among the top operators in our core plays by year end. This is an important milestone as operational excellence remains a key tenet of our transformation over the last two and a half years. Although the current commodity price environment has effectively halted our operated development activities, we remain ready to get back to work when prices recover.

The table below provides a summary of our operational activity in our core areas during 2015:

	Number of Wells
Area	Drilled		Completed		On production
	Gross	Net	Gross	Net	Gross	Net
Cardium	62	56	80	73	74	68
Greater Viking	105	105	103	103	97	97
Slave Point	2	2	—	—	—	—

Total Core	169	163	183	176	171	165

Viking

While the Viking is a relatively mature play, we continue to advance our execution capabilities as we refine our drilling and completion methods. This year, we transitioned our completions to a 12 stage, 12 ton technique from the previous 15 stage, 15 ton design. This innovation, in addition to other initiatives, has resulted in per well savings of approximately $300,000, while well productivity has remained steady. We expect our drilling and completion costs in the Viking to be approximately $540,000 per well going forward. We have now reduced our drilling and completion costs in the Viking by nearly 40% from the second half of 2014 to what we could execute today.

The table below outlines our recent half mile lateral length Viking well results in the Dodsland area:

Period	Number of Wells On Production	Average 1⁄2 Mile Lateral Well Results
		Number of Fracture Stages	D&C Cost (millions)	Total Well Cost (millions)
H2 2014	76	14.8	$0.86	$1.13
H1 2015	47	13.6	$0.70	$0.99
H2 2015	46	12.6	$0.57	$0.84

Current Type Curve		12.0	$0.54	$0.80

We continue to explore opportunities to further optimize our development of the Viking play. We believe that we could further reduce our costs by approximately 10% by transitioning our well designs from  1⁄2 mile to 1 mile lateral sections, where supported by our land position.

We have also significantly expanded the boundaries of our Viking play through learnings from both farmouts and offsetting competitor activity. While our Viking development to date has generally been confined to approximately 89 gross sections in the Dodsland area, we hold an additional 273 gross sections throughout the Milton, Esther and Hamilton Lake areas of Saskatchewan and Alberta. We believe that these areas should support half-cycle economics generally in line with the Dodsland area. We will continue to assess our opportunities throughout the Greater Viking core area, where our plans include further technical evaluation of the prospectivity of other zones where we hold rights, such as the Mannville and Bakken.

Over the longer term, we believe that secondary recovery will be important to maximize the value of the Viking play. In the first half of the year, we commenced injection on our first horizontal waterflood program. In line with our expectations, we have already seen a response within the water flood area, including a decrease in the gas to oil ratio, an arrest of oil decline rates and a trend of increasing oil production. Over time, as reservoir pressures are optimized, we expect these programs to assist in the mitigation of natural declines and increase the ultimate recovery of light oil resource in our core light oil areas in a very cost effective manner.

Cardium

Given our expansive Cardium position, we have continued to focus on narrowing down the sweet spots of the play in order to prioritize our drilling inventory. Consequently, the Cardium program in late 2014 and early 2015 sought to drill across a wide heterogeneous area while testing different well designs, wellbore placement and completion techniques in order to help us evaluate our ability to produce the reservoir across the region. A significant focus was also placed on delineating pressure regimes in target reservoirs in order to high grade our drilling candidates.

Area	Period	Number of Wells On Production	Average Well Results
			Peak Rate (boe/d)	IP 30 Rate (boe/d)
Willesden Green	H2 2015	10	888	452
	H2 2014	18	337	211
Pembina	H2 2015	20	203	112
	H2 2014	13	198	127

In Willesden Green we achieved stronger results in the second half of 2015 by targeting higher pressure zones with nearby waterflood support using an open hole packer liner system with a ball drop completion technique. Through 2015 we drilled five wells that each averaged over 600 boe per day for the first 30 days on production:

Area	UWI	On Stream Date	Initial 30-day Production (boe/d)	Single Calendar Day Peak Test Rate (boe/d)
Willesden Green	103/02-33-042-08W5	1-Oct-15	903	1,685
Willesden Green	103/04-33-042-08W5	30-Dec-15	724	1,120
Willesden Green	100/01-34-042-08W5	20-Dec-15	658	1,014
Willesden Green	100/13-29-042-08W5	29-Apr-15	645	938
Willesden Green	100/03-33-042-08W5	23-Dec-15	615	1,303

In Pembina, at our J-Lease area we also saw improved well performance as we moved from an open hole to a cemented sleeve liner system with slickwater fractures. Additionally, we expect that the cemented liner system will improve waterflood performance through superior water injection control and increase future waterflood economics. Although the productivity of these wells has been impacted by existing infrastructure constraints in the area, we believe that the strong test rates we observed are indicative of the capability of the reservoir. Through 2015 we drilled four wells that had test rates in excess of 500 boe in a single calendar day:

Area	UWI	Single Calendar Day Peak Test Rate(1) (boe/d)	Well Design
Pembina	00/11-24-049-09W5	2,003	Cemented Liner
Pembina	102/06-24-049-09W5	1,013	Open Hole
Pembina	03/14-24-049-09W5	531	Cemented Liner
Pembina	102/07-21-049-09W5	523	Open Hole

(1)	Infrastructure constraints resulted in test rates being more indicative of reservoir capability than IP30 rates.

While we continue to expect variability in our Cardium drilling results, we believe these wells reinforce our confidence in our core Cardium position as well as our ability to high grade locations.

In addition to the significant strides we made in improving Cardium productivity last year, we were also able to materially bring down capital costs. In Willesden Green we lowered our per-meter drilling costs by approximately 7% and per-stage completion costs by approximately 30% in the second half of 2015 relative to the second half of 2014. We believe that our drilling costs in Willesden Green could be reduced an additional 10% at current market rates. During the same time period, in the greater Pembina area, we reduced per-meter drilling costs by approximately 15% and per-stage completion costs by approximately 20%.

Area	Period	Number of Wells On Production	Average Well Results
			Drilling Costs ($/meter)	Completion Costs ($/stage)
Willesden Green	H2 2014	18	$523	$57,264
	H2 2015	10	$487	$40,808
Pembina	H2 2014	13	$413	$68,689
	H2 2015	20	$353	$54,979

Peace River Oil Partnership (“PROP”)

In collaboration with our joint venture partner, we drilled 24 wells and brought 25 wells on production in the Peace River area last year. We received the full support of our partner to accelerate development in the play in the second half of the year through the addition of a second rig to the program. In 2016, we expect to spend approximately $6 million, net of amounts carried, to drill 20 gross (11 net) wells. Approximately 90 percent of our working interest expenditures continue to be paid for by our partner in the PROP joint venture.

Senior Debt Compliance

We remain in compliance with all our financial covenants, including the Senior Debt to EBITDA covenant that was 4.6 times at December 31, relative to a 5.0 times limit. We will continue to pursue our strategy of reducing absolute debt levels through further dispositions of non-core assets. We currently have approximately $689 million of undrawn capacity under our $1.2 billion syndicated bank facility. Unlike many of our industry peers, availability under our syndicated bank facility is not based on a borrowing base calculation and therefore is not subject to redeterminations prior to its scheduled maturity in May 2019.

Additionally, we view the monetization of our existing foreign exchange hedges as another potential source of liquidity to remain within existing covenant limits. During the fourth quarter, we monetized US$89 million in notional principal of foreign exchange hedges for a realized gain of $32 million in the quarter. At the end of the year, the remaining contracts held a positive mark to market value of $51 million. Subject to the terms of the applicable agreements, we intend to continue to monetize the remainder of these contracts in the first half of the year if commodity prices and exchange rates remain at current levels.

We believe that we are likely to be in compliance with our existing financial covenants at the end of the first quarter. However, if current strip pricing continues, we anticipate that we will not be in compliance with our existing financial covenants by the end of the second quarter of 2016. In order to ensure continued compliance with our existing financial covenants, we are considering several options that address the risk of default, including engaging with our bank lenders and senior noteholders to amend our existing financial covenants, reaching agreements on additional non-core property dispositions and monetizing favorable hedging positions, if approved by our lenders. We continue to seek to improve our capital structure in order to strengthen our balance sheet and we may consider pursuing additional sources of capital from strategic investors.

We have entered into discussions with our bank lenders and senior noteholders with respect to amending our agreements with them such that we are able to remain in compliance through the remainder of 2016 and further into the future at prevailing commodity price levels. Although we maintain strong relationships with our key lenders and have had initial discussions with them with respect to proposed amendments, there can be no assurance that we will be able to reach appropriate agreements with them. We will provide updates on this process as appropriate.

The table below outlines the calculation of our Senior Debt to EBITDA covenant as at the end of 2015:

(millions, except ratios)	Twelve months ended Dec 31, 2015

Funds Flow	$180
Financing	$162
Realized gain on foreign exchange hedges on prepayments	($18)
Realized foreign exchange loss – debt prepayments	$123
Restructuring expenses	$33

EBITDA	$480
EBITDA contribution from assets sold (1)	($53)

EBITDA as defined by debt covenants	$427

Total senior notes	$1,478
Syndicated bank facility advances	$462

Total long-term debt	$1,940
Letters of credit – financial (2)	$15

Total senior debt	$1,955

Senior debt to EBITDA	4.6x

(1)	Consists of EBITDA contributions from assets that have been disposed of in the prior 12 months.
(2)	Letters of credit that are classified as financial are included in the Senior debt calculation per the debt agreements.

New Addition to Board of Directors

We are pleased to announce the appointment of Maureen Cormier Jackson to our Board of Directors. Ms. Cormier Jackson is a Certified General Accountant and brings over 35 years of oil and gas accounting experience, most recently as the Senior Vice President, Chief Process and Information Officer at a Calgary based senior integrated producer.

Termination of Dividend Reinvestment Plan (the “DRIP”)

The Board has decided to terminate the Penn West’s DRIP, which had been suspended since December 2014, pursuant to the terms and conditions set forth in the DRIP. All Participants (as defined in the DRIP) effective as of the termination date, will be issued a certificate for any shares and a cheque for any cash balance remaining in the Participants’ account as soon as practicable.

Updated Hedging Positions

Our hedging program continues to help reduce the volatility of our funds flow from operations, and thereby improve our ability to align capital programs going forward. We target having hedges in place for approximately 25% to 40% of our crude oil exposure, net of royalties, and 40% to 50% of our gas exposure, net of royalties in the current year, subject to market conditions. We seek to layer on positions in a systematic fashion.

Our existing positions as of March 10 are as follows:

	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017
Oil Volume (bbl/d)	9,500	7,000	6,000	6,000	3,000
C$ WTI Price (C$/bbl)	$72.83	$70.98	$71.07	$71.24	$69.37
Gas Volume (mmcf/d)	22	24	24	24	5	5	5	5
AECO Price (C$/mcf)	$3.02	$3.00	$3.00	$3.00	$2.96	$2.96	$2.96	$2.96

Reserves Highlights

•	Our 2015 operated development cost of $17.15 per boe continues to reflect our efficiency in converting our resources into reserves and undeveloped reserves into developed reserves in our core areas. We calculate operated development cost as Penn West’s capital spend on spuds divided by the working interest portion of estimated ultimate recoverable (EUR) volumes, where EUR is the total recoverable volume assigned before the effects of production and economics. We believe that operated development cost is among the most tangible metrics to gauge our ability to bring production online in a cost efficient manner

•	Our proved plus probable reserve volumes at the end of 2015 were 306 mmboe, with a net present value, before taxes and discounted at 10%, of $3.4 billion. On a total proved developed producing basis, reserve volumes were 177 mmboe with a net present value, before taxes and discounted at 10%, of $2.5 billion. We believe these metrics continue to demonstrate the significant long term value of our assets

•	Reserves data further supports our strategy to focus on our Viking and Cardium core areas, with roughly 75% of our reserve value and approximately 65% of reserve volumes on a proved plus probable basis being attributed to these areas

•	Assuming the midpoint of our 2016 production guidance, a reserve life index of over 13 years on a proved plus probable basis and approximately 8 years on a proved developed producing basis supports our ability to limit our capital spending in the current commodity price environment

•	Approximately 70% of the year over year reduction in reserve volumes was due to either dispositions or impacts of the reduced price environment, including adjusting our future development capital to more accurately reflect the current price outlook. Importantly, we believe that the majority of these future development related reserve volumes would be available as future adds to our reserve book in a higher commodity price environment

Summary of Reserves

In 2015 and beginning with our 2014 year end reserves, we engaged Sproule Associates Limited (“Sproule”), an independent, qualified engineering firm, to evaluate one hundred percent of our proved and proved plus probable reserves. Sproule conducted an independent reserves evaluation of Penn West’s reserves effective December 31, 2015. This evaluation was prepared in accordance with definitions, standards, and procedures set out in the Canadian Oil and Gas Evaluation Handbook (“COGEH”) and National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). The Sproule reserves evaluation was based on Sproule’s December 31, 2015 product price forecast.

Under NI 51-101, proved reserves estimates are defined as having a high degree of certainty to be recoverable with a targeted 90 percent probability in aggregate that actual reserves recovered over time will equal or exceed proved reserve estimates. For proved plus probable reserves under NI 51-101, the targeted probability is an equal (50 percent) likelihood that the actual reserves to be recovered will be equal to or greater than the proved plus probable reserves estimate. The reserves estimates set forth below are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

The above noted Reserves Highlights and Summary of Reserves tables below are based on Sproule’s evaluation at December 31, 2015 using Sproule’s December 31, 2015 product price forecast. All reserve volumes are company gross unless otherwise noted.

Operated Development Costs

Year Ended December 31	2015	2014
Total Corporate(1)
Capital Spent on Spuds ($MM)	$271	472
Associated Reserves (mmboe)	16	23

Operated Development Cost (2)	$17.15	20.31

Viking Core Area
Capital Spent on Spuds ($MM)	$99	113
Associated Reserves (mmboe)	6	6

Operated Development Cost (2)	$17.18	19.39

Cardium Core Area
Capital Spent on Spuds ($MM)	$161	221
Associated Reserves (mmboe)	6	11

Operated Development Cost (2)	$26.61	19.42

(1)	Includes the impact of capital carried by our joint venture partner in the Peace River Oil Partnership.
(2)	Operated Development Cost is calculated as Penn West’s capital spend on spuds divided by the working interest portion of estimated ultimate recoverable (EUR) volumes, where EUR is the total recoverable volume assigned before the effects of production and economics.

Total Company Gross (WI) Reserves

As at December 31, 2015
Reserve Estimates Category (1)(2)	Light & Medium Oil (mmbbl)	Heavy Oil & Bitumen (mmbbl)	Natural Gas Liquids (mmbbl)	Natural Gas (bcf)	Barrel of Oil Equivalent (mmboe)

Proved
Developed producing	85	30	11	306	177
Developed non-producing	3	0	0	16	6
Undeveloped	16	2	1	32	25

Total Proved	104	33	12	353	208
Probable	36	37	4	120	97

Total Proved plus Probable	141	70	16	473	306

(1)	Company gross (WI) reserves are before royalty burdens and exclude royalty interests.
(2)	Columns and rows may not add due to rounding.

Total Company Net after Royalty Interest Reserves

As at December 31, 2015
Reserve Estimates Category (1)(2)	Light & Medium Oil (mmbbl)	Heavy Oil & Bitumen (mmbbl)	Natural Gas Liquids (mmbbl)	Natural Gas (bcf)	Barrel of Oil Equivalent (mmboe)

Proved
Developed producing	77	28	8	271	158
Developed non-producing	3	0	0	14	5
Undeveloped	15	2	1	29	22

Total Proved	94	30	9	314	186
Probable	31	32	3	107	84

Total Proved plus Probable	126	62	12	421	270

(1)	Net after royalty reserves are working interest reserves including royalty interests and deducting royalty burdens.
(2)	Columns and rows may not add due to rounding.

Additional reserve disclosures, as required under NI 51-101, will be contained in our Annual Information Form that will be filed on SEDAR at www.sedar.com.

Reconciliation of Company Gross (WI) Reserve

Reconciliation Category (1)	Light & Medium Oil (mmbbl)	Heavy Oil & Bitumen (mmbbl)	Natural Gas Liquids (mmbbl)	Natural Gas (bcf)	Barrel of Oil Equivalent (mmboe)

Total Proved
December 31, 2014	202	39	27	602	368
Extensions	0	0	0	1	1
Infill Drilling	0	2	0	0	2
Improved Recovery	0	0	0	0	0
Technical Revisions(2)	(44)	(2)	(7)	(108)	(71)
Acquisitions	0	0	0	0	0
Dispositions	(33)	0	(3)	(34)	(42)
Economic Factors	(7)	(2)	(2)	(49)	(18)
Production	(15)	(4)	(2)	(60)	(31)

December 31, 2015	104	33	12	353	208

(1)	Columns and rows may not add due to rounding.
(2)	Technical Revisions include locations removed for FDC Alignment

Reconciliation Category (1)	Light & Medium Oil (mmbbl)	Heavy Oil & Bitumen (mmbbl)	Natural Gas Liquids (mmbbl)	Natural Gas (bcf)	Barrel of Oil Equivalent (mmboe)

Proved Plus Probable
December 31, 2014	298	77	38	891	561
Extensions	0	1	0	1	1
Infill Drilling	0	2	0	0	2
Improved Recovery	0	0	0	0	0
Technical Revisions(2)	(85)	(3)	(13)	(252)	(142)
Acquisitions	0	0	0	0	0
Dispositions	(48)	0	(5)	(43)	(60)
Economic Factors	(10)	(3)	(2)	(64)	(26)
Production	(15)	(4)	(2)	(60)	(31)

December 31, 2015	141	70	16	473	306

(1)	Columns and rows may not add due to rounding.
(2)	Technical Revisions include locations removed for FDC Alignment

The undeveloped reserves and associated future development capital (FDC) forecast was updated to more accurately reflect the current expectations from annual capital expenditures, based on the low commodity price outlook and Penn West’s commitment to remain within free cash flow. This process has been referred to as “FDC Alignment”. FDC Alignment accounts for approximately 70% of Technical Revisions on a “barrels of oil equivalent”, “Proved” and “Proved Plus Probable” basis. It is expected that a significant portion of these removed volumes would be available as future adds to our reserve book in a higher commodity price environment.

Summary of Before Tax Net Present Values

As at December 31, 2015
Net Present Value
$ millions (1)	Undiscounted	5%	10%	15%	20%

Proved
Developed producing	$4,782	3,253	2,465	1,989	1,671
Developed non-producing	134	98	76	61	51
Undeveloped	514	223	83	10	(30)

Total Proved	5,430	3,574	2,624	2,060	1,691
Probable	2,657	1,336	772	486	323

Total Proved plus Probable	$8,087	4,911	3,397	2,546	2,014

(1)	Columns and rows may not add due to rounding.

Net present values take into account wellbore abandonment and reclamation liabilities and are based on the price assumptions that are contained in the following table. It should not be assumed that the estimated future net revenues represent fair market value of the reserves. There is no assurance that the forecast price and cost assumptions will be attained and variances could be material.

Summary of Pricing and Inflation Rate Assumptions

			Canadian
	WTI		Light Sweet		Natural Gas
	Cushing,		Crude		AECO-C		Exchange
As at December 31 (1)	Oklahoma		40° API		Spot		Rate
Sproule Forecast	($US/bbl)		($Cdn/bbl)		($Cdn/MMbtu)		($US/$Cdn)
Year	2015	2014	2015	2014	2015	2014	2015	2014

Historical
2011	95.00	95.00	95.16	95.16	3.72	3.72	1.01	1.01
2012	94.19	94.19	86.57	86.57	2.43	2.43	1.00	1.00
2013	97.98	97.98	93.27	93.27	3.13	3.13	0.97	0.97
2014	93.00	93.00	93.99	93.99	4.50	4.50	0.91	0.91
2015(2)	48.80	65.00	57.45	70.35	2.70	3.32	0.78	0.85

Forecast
2016	45.00	80.00	55.20	87.36	2.25	3.71	0.75	0.87
2017	60.00	90.00	69.00	98.28	2.95	3.90	0.80	0.87
2018	70.00	91.35	78.43	99.75	3.42	4.47	0.83	0.87
2019	80.00	92.72	89.41	101.25	3.91	5.05	0.85	0.87
2020	81.20	94.11	91.71	103.85	4.20	5.13	0.85	0.87
2021	82.42	95.52	93.08	105.40	4.28	5.22	0.85	0.87
2022	83.65	96.96	94.48	106.99	4.35	5.31	0.85	0.87
2023	84.91	98.41	95.90	108.59	4.43	5.40	0.85	0.87
2024	86.18	99.89	97.34	110.22	4.51	5.49	0.85	0.87
2025	87.48	101.38	98.80	111.87	4.59	5.58	0.85	0.87
2026	88.79	102.91	100.28	113.55	4.67	5.67	0.85	0.87

(1)	Prices escalated at 1.5% after 2026, except for FX rate which remains flat after 2026. Operating and capital costs inflated per Sproule pricing as at year end 2015.
(2)	2015 Pricing was a forecast at the time of the December 31, 2014 Reserve report, based on Sproule pricing

Future Development Capital

As at December 31, 2015
Future Development Capital
$ millions (1)	Total Proved	Total Proved plus Probable

2016	$47	64
2017	77	118
2018	210	403
2019	237	429
2020	104	368
2021 and subsequent	17	146

Total, Undiscounted	$692	1,528
Total, Discounted @ 10%	$526	1,099

(1)	Rows may not add due to rounding

As at December 31, 2014
Future Development Capital
$ millions (1)	Total Proved	Total Proved plus Probable

Total, Undiscounted	$2,675	4,626
Total, Discounted @ 10%	$2,204	3,698

Gross (WI) Reserves – Viking and Cardium Detail

As at December 31, 2015	Reserve Volumes(1) MMboe		Before Tax NPV10(1) $ millions
Reserve Estimate Category	Viking	Cardium	Viking	Cardium

Proved
Developed producing	41	83	$649	1,300
Developed non-producing	1	3	6	47
Undeveloped	7	15	28	14

Total Proved	48	101	$684	1,361
Probable	14	34	216	295

Total Proved plus Probable	62	135	$899	1,656

PDP Reserve Life Index (years) (2)	7	10
2P Reserve Life Index (years)(2)	11	16

(1)	Columns and rows may not add due to rounding.
(2)	Reserve Life Index is calculated as YE 2015 reserve volumes divided by the midpoint of 2016 production guidance attributable to these areas.

Reaffirming 2016 Guidance

Our guidance for 2016 remains as follows:

Metric		Guidance Range
Annual Average Production	boe/d	60,000 – 64,000
Liquids Weighting	%	66 – 68

E&D Capital Expenditures	$ millions	$50
Decommissioning Expenditures	$ millions	$20

Operating Costs	$/boe	$18.00 – 18.75
G&A Costs	$/boe	$2.50 – $2.90

This guidance does not reflect any potential disposition activity.

We continue to focus our operational strategy on current commodity price levels. Despite this focus, we believe our enterprise continues to offer significant torque to a potential recovery in oil prices as outlined in the following table:

FY 2016		Jan 15, 2016 Strip Pricing ~US$33 WTI	US$40 WTI	US$45 WTI
Funds Flow from Operations	$ millions	$0 - $40	$80 - $120	$140 - $180
EBITDA	$ millions	$155 - $195	$235 - $275	$295 - $335

All cases assume average 2016 AECO price of C$2.45/Mcf and average 2016 FX of C$1.45/US$.

Conference Call and Webcast Details

A conference call and webcast presentation will be held to discuss our year ended 2015 results at 9:00am MT (11:00am ET) on Thursday, March 10, 2016

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/r.htm?e=1134756&s=1&k=F31FDFEA49AE36DB64C651D092E7F1E6

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under the “President’s Message”, that we will seek to live within our means in the current price environment, our confidence that the organization has the right people, culture and core assets to ensure our long-term sustainability in this “lower for longer” reality, our confidence in our ability to continue the momentum of the 2015 initiatives in 2016 as we strive to strengthen the balance sheet; us reengaging in discussions with the lenders to provide us the financial flexibility under our existing covenants that we require in 2016 and beyond, our optimistic that we can continue transacting on non-core asset sales at attractive metrics as we did in 2015, continuing to attack costs, our belief we are well aligned with our investors, confidence in our ability to meet our 2016 targets and that we will continue to demonstrate the consistency that the market should expect and that we demand or ourselves, being well positioned to move forward when oil prices improve, that results in the Viking and Cardium light oil pays continue to offer attractive rates of return with short payback periods even at historically low commodity prices, that economics will continue to improve, that our Cardium drilling results demonstrate that we have re-positioned ourselves as a top operator in our core areas, us continuing to challenge ourselves to further drive down our debt levels and cost structure, us remaining focused on reducing our debt level through a minimal capital budget and additional non-core divestitures, our belief the company will be much stronger, both operationally and financially, exiting the cycle bottom than it was when it began; under “Financial and Operational Highlights”, our belief that these transactions demonstrate our ability to complete non-core asset dispositions at attractive deal metrics despite continuing weakness in the A&D market; under “Operated Development Activity”, that we remain ready to get back to work when prices recover, expecting going forward that our drilling and completion costs in the Viking to be approximately $540,000 per well, our continuing to explore opportunities to further optimize our development of the Viking play, our belief that we could further reduce our costs by approximately 10% by transitioning our well designs from  1⁄2 mile to 1 mile lateral sections, where supported by our land position, our belief that the areas of Milton, Esther and Hamilton in Saskatchewan and Alberta should support half-cycle economics generally in line with the Dodsland area, that we will continue to assess our opportunities throughout the Greater Viking core are, which includes further technical evaluation of the prospectively of other zones where we hold rights, such as the Mannville and Bakken, our belief that secondary recovery will be important to maximize the value of the Viking play, the expectation that the waterflood program to assist in the mitigation of natural declines and increase the ultimate recovery of light oil resource in our core light oil areas in a very cost effective manner, continuing to focus in narrowing down the sweet spots of the Cardium play in order to prioritize our drilling inventory, the expectation that the cemented linear system will improve waterflood performance through superior water injection control and increase future waterflood economics, our belief that the strong test rates in the J-Lease area are indicative of the capacity of the reservoir, continuing to expect variability in our Cardium drilling results and that these wells reinforce our confidence in our Cardium position as well as our ability to high grade locations, our belief that our drilling costs in Willesden Green could be reduced at an additional 10% at current market rates; under “PROP”, that expectation to spend approximately $6MM, net of amounts carried, to drill 20 gross (11 net) wells; under “Senior Debt Compliance”, continuing to pursue our strategy of reducing absolute debt levels through further dispositions of non-core assets, the view that the monetization of our existing foreign exchange hedges as another potential source of liquidity to remain within existing covenant limits, continuing to monetize the remainder of the foreign exchange hedge contracts in the half of the year if commodity prices and exchange rates remain at current levels, the belief that we are likely to be in compliance with our existing financial covenants at the end of the first quarter, the anticipation that we will not be in compliance with our existing financial covenants by the end of the second quarter of 2016 if current strip pricing continues, that we are considering several options that address the risk of default, including engaging with our bank lenders and senior noteholders to amend our existing financial covenants, reaching agreements on additional non-core property dispositions and monetizing favorable hedging positions, if approve by our lenders, continuing to seek to improve our capital structure in order to strengthen our balance sheet and may consider pursuing additional sources of capital from strategic investors, entering into discussions with our bank lenders and senior noteholders with respect to amending our agreements with them such that we are able to remain in compliance through the remainder of 2016 and further into the future at prevailing commodity price levels, that there are no assurances that we will be able to reach appropriate agreements with our bank lenders and senior noteholders, that we will provide updates on this process as appropriate; under “Termination of DRIP”, the payout on Participants balances pursuant to the terms of the plan; under “Updated Hedging Positions”, that the program continues to help reduce the volatility of our funds flow from operations, and thereby improves our ability to align capital programs going forward, our target to have hedges in place for approximately 25% to 40% of our crude oil exposure, net of royalties, and 40% to 50% of our gas exposure, net of royalties in the current year, subject to market conditions, and our seeking to layering on positions in a systematic fashion; under “Reserves Highlights”, our belief that our reserve volumes continue to demonstrate the significant long term value of our assets, the belief that the majority of the future development related reserves volumes that were impacted by the current commodity price environment would likely reenter the reserve book in a higher price environment, that the operated development cost continues to reflect our efficiency in converting our resources into reserves and undeveloped reserves into developed resources in our core areas, the belief that operated development costs is among the most tangible metrics to gauge our ability to bring production online in a cost efficient manner; under “Summary of Reserves”, the expectation that a significant portion of the removed volumes pursuant to the FDC Alignment will be available as future adds to the reserves as price recovers and additional drilling capital becomes available; and under “Reaffirming Guidance”, our continuing to focus on operational strategy on current commodity price levels and our belief our enterprise continues to offer significant torque to a potential recovery in prices.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: our ability to complete non-core asset sales and the terms and timing of any such sales; the economic returns that we anticipate realizing from expenditures made on our assets; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; future taxes and royalties; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility; our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements.

Although Penn West believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Penn West can give no assurances that they will prove to be correct. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the risks associated with the oil and gas industry in general such as operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; interest rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior secured notes; failure to complete or realize the anticipated benefits of acquisitions or dispositions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory and other approvals; reliance on third parties; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations. Readers are cautioned that the foregoing list of factors is not exhaustive.

Additional information on these and other factors that could affect Penn West, or its operations or financial results, are included in the Company’s most recently filed Management’s Discussion and Analysis (See “Forward-Looking Statements” therein) which is attached to this release, Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) and other reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the EDGAR website (www.sec.gov) or Penn West’s website.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Reader Advisories

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Non-GAAP Measures

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues. Such terms are explained under the heading “Non-GAAP Measures” in the attached Management’s Discussion and Analysis. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Penn West Petroleum Ltd. (“Penn West”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2015 and 2014 (the “Consolidated Financial Statements”). The date of this MD&A is March 9, 2016. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

For additional information, including Penn West’s Consolidated Financial Statements and Annual Information Form, please go to the Company’s website at www.pennwest.com, in Canada to the SEDAR website at www.sedar.com or in the United States to the EDGAR website at www.sec.gov.

Certain financial measures such as funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”) included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Annual Financial Summary

	Year ended December 31
(millions, except per share amounts)	2015	2014	2013
Gross revenues (1)	$1,268	$2,391	$2,863
Funds flow	180	935	985
Basic per share	0.36	1.89	2.03
Diluted per share	0.36	1.89	2.03
Funds flow from operations	237	953	1,023
Basic per share	0.47	1.93	2.11
Diluted per share	0.47	1.93	2.11
Net income (loss)	(2,646)	(1,733)	(809)
Basic per share	(5.27)	(3.51)	(1.67)
Diluted per share	(5.27)	(3.51)	(1.67)
Development capital expenditures (2)	470	732	704
Property acquisition (disposition), net	(800)	(560)	(540)
Long-term debt	1,940	2,149	2,458
Dividends declared	15	277	397
Dividends declared per share	0.03	0.56	0.82
Total assets	$5,924	$9,852	$12,329

(1)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(2)	Includes the effect of capital carried by partners.

Gross revenues declined from the comparative periods mainly due to a significant decline in commodity prices and asset disposition activity which led to lower production volumes as Penn West progressed on several initiatives to reduce debt.

The net loss in 2015 and 2014 is primarily related to non-cash impairment charges recorded during the year. In 2015, the impairment charge was primarily related to non-cash property, plant and equipment (“PP&E”) and goodwill impairment charges due to lower commodity price forecasts, lower estimated reserve recoveries and lower or minimal future development capital planned in the areas where the impairment was recorded. In 2014, the impairment charge was mainly due to a non-cash goodwill impairment charge as a result of the decline in commodity prices.

Development capital expenditures in 2015 decreased compared to 2014 and 2013 as the Company reduced its capital program in response to declining commodity prices. Penn West focused its 2015 capital activities within its light-oil interests in the Cardium and Viking.

Long-term debt continued to decline over the last two years as proceeds from asset dispositions have been used to reduce the Company’s outstanding balance.

In the first quarter of 2015, Penn West reduced its quarterly dividend from $0.14 per share at the end of 2014 to $0.01 per share. On September 1, 2015, the Company announced that its Board of Directors approved the suspension of the divided until further notice. The last dividend payment of $0.01 per share was on October 15, 2015.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

Three months ended (1)	Dec. 31 2015	Sep. 30 2015	June 30 2015	Mar. 31 2015	Dec. 31 2014	Sep. 30 2014	June 30 2014	Mar. 31 2014
Gross revenues (2)	$273	$295	$360	$340	$473	$589	$656	$673
Funds flow from operations	36	45	82	74	142	232	306	273
Basic per share	0.07	0.09	0.16	0.15	0.29	0.47	0.62	0.56
Diluted per share	0.07	0.09	0.16	0.15	0.29	0.47	0.62	0.56
Funds flow	7	14	47	112	137	231	298	269
Basic per share	0.01	0.03	0.09	0.22	0.28	0.47	0.61	0.55
Diluted per share	0.01	0.03	0.09	0.22	0.28	0.47	0.60	0.55
Net income (loss)	(1,606)	(764)	(28)	(248)	(1,772)	(15)	143	(89)
Basic per share	(3.20)	(1.52)	(0.06)	(0.49)	(3.57)	(0.03)	0.29	(0.18)
Diluted per share	(3.20)	(1.52)	(0.06)	(0.49)	(3.57)	(0.03)	0.29	(0.18)
Dividends declared	—	5	5	5	70	69	69	69
Per share	$—	$0.01	$0.01	$0.01	$0.14	$0.14	$0.14	$0.14
Production
Liquids (bbls/d) (3)	53,339	55,323	63,222	65,343	64,124	64,687	69,409	71,638
Natural gas (mmcf/d)	144	161	168	177	198	217	224	239

Total (boe/d)	77,398	82,198	91,164	94,905	97,143	100,839	106,706	111,461

(1)	Certain comparative figures have been reclassified to correspond with current period presentation.
(2)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(3)	Includes crude oil and natural gas liquids.

Calculation of Funds Flow/Funds Flow from Operations

	Year ended December 31
(millions, except per share amounts)	2015	2014
Cash flow from operating activities	$175	$848
Change in non-cash working capital	(31)	32
Decommissioning expenditures	36	55

Funds flow	180	935
Monetization of foreign exchange contracts	(95)	—
Settlements of normal course foreign exchange contracts	(40)	(2)
Realized foreign exchange loss – debt prepayments	123	—
Realized foreign exchange loss – debt maturities	36	3
Restructuring charges	33	17

Funds flow from operations	$237	$953

Per share – funds flow
Basic per share	$0.36	$1.89
Diluted per share	0.36	1.89
Per share – funds flow from operations
Basic per share	0.47	1.93
Diluted per share	$0.47	$1.93

Funds flow and funds flow from operations were lower than the comparative periods primarily due to lower revenues as a result of weaker commodity prices, particularly crude oil, and lower production volumes as a result of the Company closing several asset dispositions.

In 2015, the Company monetized a total of US$404 million foreign exchange forward contracts on senior notes in addition to monetizing its outstanding natural gas hedges in the first quarter of 2015. It also settled foreign exchange forward contracts as part of normal course maturities and on prepayments made to its noteholders. Both activities resulted in gains in 2015 which were excluded from the funds flow from operations.

During 2015, Penn West repaid senior notes in an aggregate amount of US$193 million and $57 million as part of normal maturities and additional amounts of US$445 million, $40 million, £28 million and €4 million of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. Penn West recorded unrealized foreign exchange losses on its senior notes as amounts were translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. These amounts were excluded from funds flow from operations.

Business Strategy

The Company has taken a number of proactive measures over the past 18 months in light of the prolonged weak commodity price environment. It continues to focus on de-levering its balance sheet and long-term sustainability with a focus on the following core strategies as it progresses through 2016.

•	Targeting its capital expenditures to be within funds flow from operations at current commodity prices. This was demonstrated by its recent announcement of a disciplined 2016 capital budget totaling $50 million. As commodity prices fluctuate, the Company will continue to assess its development plans and adjust activity accordingly.

•	Continued focus on cost reductions. The Company completed a significant restructuring of its workforce in September 2015; however, it continues to seek further improvements in its cost structure, particularly within operating costs and general and administrative (“G&A”) expenditures. Currently, the Company has identified and is acting on a number of additional measures to reduce operating costs by a planned target of $120 million or approximately 20 percent on a year-over year basis. G&A expenditures continue to be reviewed with several initiatives already completed ensuring that its staff levels are consistent with its anticipated activity levels for 2016, with a planned targeted reduction of $15 to $20 million.

•	Rationalize assets and focus operations on its core, light-oil areas. Penn West progressed on its non-core disposition program in 2015 when $800 million of disposition proceeds were received and applied against debt. It remains committed to pursuing additional non-core asset sales in an effort to further reduce debt and increase efficiencies in its operations.

•	Debt reduction. The above noted strategies will all contribute to the Company’s overall goal of reducing its debt position and increasing its financial flexibility.

Penn West remains committed to ensuring operational excellence across its extensive light-oil resources in Western Canada. As it progresses on its strategies through 2016 it believes it will be well positioned to move forward once commodity prices recover.

Business Environment

The following table outlines quarterly averages for benchmark prices and Penn West’s realized prices for the previous five quarters.

	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014
Benchmark prices
WTI crude oil ($US/bbl)	$42.18	$46.43	$57.94	$48.63	$73.15
Edm mixed sweet par price (CAD$/bbl)	52.85	56.17	67.93	51.76	75.58
NYMEX Henry Hub ($US/mcf)	2.27	2.77	2.64	2.98	4.00
AECO Monthly Index (CAD$/mcf)	2.56	2.85	2.66	2.95	4.00

Penn West average sales price (1)
Light oil (per bbl)	50.20	52.60	64.56	49.82	72.82
NGL (per bbl)	19.53	15.24	17.40	20.31	38.88
Heavy oil (per bbl)	25.40	31.20	46.44	30.20	54.35
Total liquids (per bbl)	42.16	44.83	55.85	42.97	65.48
Natural gas (per mcf)	2.54	2.99	2.78	3.08	3.94

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(2.46)	(3.42)	(2.86)	(6.80)	(6.33)
WTI - WCS Heavy ($US/bbl)	$(14.49)	$(13.27)	$(11.59)	$(14.73)	$(14.23)

(1)	Excludes the impact of realized hedging gains or losses.

Crude Oil

Crude oil prices experienced significant declines in 2015 as a result of oversupply in the market, largely due to increasing US oil production and OPEC’s decision in late 2014 to increase production and retain market share. Over the past 18 months, WTI fell from a high of approximately US$105 per barrel in mid-2014 to below US$40 per barrel by the end of 2015.

In the fourth quarter of 2015, price volatility persisted as both storage levels and global crude production remained high which contributed to further price weakening. Inventory levels of crude oil were well above historical levels as we exited 2015 and contributed to WTI declining from approximately US$50 per barrel to approximately US$37 per barrel by the end of the quarter.

Canadian light and heavy oil differentials remained relatively constant through the fourth quarter, with light oil differentials ranging from US$2.03 per barrel to US$2.89 per barrel below WTI and heavy oil differentials ranging from US$13.53 per barrel to US$15.15 per barrel below WTI. Canadian netbacks were aided by the strengthening US dollar which partially offset the impact of the falling WTI price.

Penn West entered a number of financial WTI hedging positions in 2015 and has the following positions in place at December 31, 2015:

Reference Price	Term	Price ($/Barrel)		Volume (Barrels/day)
WTI	Jan 2016 – Dec 2016	CDN $	72.08	5,000
WTI	Jan 2016 – Mar 2016	CDN $	73.67	4,500
WTI	Apr 2016 – Jun 2016	CDN $	68.25	2,000
WTI	Jul 2016 – Sep 2016	CDN $	66.05	1,000
WTI	Oct 2016 – Dec 2016	CDN $	67.05	1,000
WTI	Jan 2017 – Mar 2017	CDN $	69.37	3,000

Natural Gas

NYMEX Henry Hub natural gas prices trended downward throughout 2015 as high natural gas production levels and moderate weather through most of North America caused an increase in storage levels throughout the summer and fall. Prices continued to decline in the fourth quarter of 2015 as a result of high storage levels and above average temperatures early in the winter heating season. A minor recovery was experienced late in the fourth quarter as cold temperatures were experienced through most of North America.

AECO pricing followed a similar pattern to NYMEX Henry Hub in 2015; however, the declines were not as significant as supply and storage inventory growth were impeded by ongoing restrictions on the TransCanada Pipeline system. A strong US dollar also helped to partially offset some of the weakness in the NYMEX price for Canadian producers.

At December 31, 2015, Penn West had 19,000 mcf per day of 2016 production hedged at an average AECO price of $3.08 per mcf.

Subsequent to December 31, 2015, Penn West entered into the following hedging positions.

Reference Price	Term	Price ($/mcf)		Volume (mcf/day)
AECO	Feb 2016 – Dec 2016	CDN $	2.69	4,700
AECO	Jan 2017 – Dec 2017	CDN $	2.96	4,700

Average Sales Prices

	Year ended December 31
	2015	2014	% change
Light oil (per bbl)	$54.48	$92.08	(41)
Risk management gain (loss) (per bbl) (1)	3.83	(1.12)	>(100)

Light oil net (per bbl)	58.31	90.96	(36)

Heavy oil (per bbl)	33.26	69.19	(52)

NGL’s (per bbl)	18.14	53.70	(66)

Natural gas (per mcf)	2.86	4.78	(40)
Risk management gain (loss) (per mcf) (1)	0.40	(0.29)	>(100)

Natural gas net (per mcf)	3.26	4.49	(27)

Weighted average (per boe)	37.40	64.03	(42)
Risk management gain (loss) (per boe) (1)	2.59	(1.10)	>(100)

Weighted average net (per boe)	$39.99	$62.93	(36)

(1)	Realized risk management gains and losses on commodity contracts are included in gross revenues.

Performance Indicators

Penn West’s management and Board of Directors monitor its performance based on the following three key focus areas using a number of qualitative and quantitative factors:

•	Values – Includes Penn West’s execution of its operational, health, safety, environmental and regulatory programs and its focus on operational excellence;

•	Delivery – Includes Penn West key performance metrics; production results, operating costs and G&A expenditures; and

•	Sustainability – Includes the management of the Company’s asset portfolio, financial stewardship and the goal of creating long-term competitive return on investment for its shareholders.

Values

Penn West’s 2015 development program was focused in the Cardium and Viking areas and it continued to reduce its overall cost structure across its portfolio of assets within the Western Canadian Sedimentary basin. The Company is focused on strong capital stewardship which resulted in the re-alignment of its capital plans during 2015 in response to the weakening commodity price environment. Through the assessment of its drilling results and technical work completed by the Company it has accumulated a deep inventory of drilling opportunities and will continue to monitor commodity prices and react when appropriate to increase activity in its core areas.

Delivery

The Company met all key targets in 2015 as it continued to emphasize execution and several cost reduction initiatives.

•	The Company’s average annual production for 2015 was 86,357 boe per day, above the mid-point guidance of 85,000 to 87,000 boe per day.

•	Development capital expenditures were $470 million compared to a budget of $500 million.

•	Operating costs per boe were $18.96 per boe, better than the Company’s expected $19.25 - $19.75 per boe range.

•	G&A came in on target at $2.91 per boe, within the Company’s range of $2.80 - $3.05 per boe.

For 2016 targets, please refer to the “Outlook” section below.

Sustainability

In 2015, Penn West took a number of prudent steps in response to the current commodity price environment in an effort to protect its balance sheet, these included:

•	Successfully renegotiating amending agreements with its lenders under its syndicated bank facility and with holders of its senior notes to amend its financial covenants through to the end of 2016;

•	Closing $800 million of dispositions in 2015 which focused the Company’s operations and reduced its outstanding debt balance. The Company remains committed to pursuing additional non-core asset dispositions as it moves forward in an effort to increase its financial flexibility;

•	Limiting its capital expenditures to be within funds flow from operations by the end of 2015 and the commitment to continue this strategy in 2016 under the current low commodity price environment.

•	Suspending the dividend program and reducing board compensation; and

•	Significantly reducing its cost structure through the successful completion of a number of initiatives without impacting the Company’s ability to execute, notably through a 35 percent workforce reduction in September 2015.

All of the above actions have demonstrated Penn West’s commitment to the long-term sustainability of the Company. It will continue to assess its plans as it moves forward and modify its development plans as commodity prices strengthen.

RESULTS OF OPERATIONS

Production

	Year ended December 31
Daily production	2015	2014	% change
Light oil (bbls/d)	41,510	46,516	(11)
Heavy oil (bbls/d)	11,984	13,062	(8)
NGL (bbls/d)	5,769	7,858	(27)
Natural gas (mmcf/d)	163	219	(26)

Total production (boe/d)	86,357	103,989	(17)

Penn West’s annual production levels were above the mid-point of guidance of 85,000 to 87,000 boe per day as it continued to advance its development program in the Cardium and Viking. During the year, the Company continued to progress on its non-core disposition program and successfully closed a number of transactions which resulted in lower production volumes compared to 2014.

Netbacks

	2015				2014
	Light Oil and NGL (bbl)	Heavy Oil (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)

Operating netback:
Sales price (1)	$50.05	$33.26	$2.86	$37.40	$64.03
Commodity gain (loss) (2)	3.36	—	0.40	2.59	(1.10)
Royalties	(5.75)	(3.55)	(0.22)	(4.05)	(9.85)
Transportation	(1.00)	(1.96)	(0.34)	(1.46)	(1.19)
Operating costs	(22.55)	(19.54)	(2.07)	(18.96)	(19.24)

Netback	$24.11	$8.21	$0.63	$15.52	$32.65

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	47,279	11,984	163	86,357	103,989

(1)	Excluded from the netback calculation was $7 million of other income.
(2)	Realized risk management gains and losses on commodity contracts.

In 2015, the Company’s netback was lower compared to 2014 mainly due to a significant decline in commodity prices, particularly with crude and heavy oil. This pricing impact was partially offset by a reduction in royalties.

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Year ended December 31
(millions)	2015	2014
Light oil and NGL	$929	$1,701
Heavy oil	146	330
Natural gas	193	360

Gross revenues (1)	$1,268	$2,391

(1)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.

Overall, revenues have declined from 2014 primarily due to the significant decline in commodity prices combined with lower production volumes as the company successfully completed a number of asset dispositions in 2015 and late 2014.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – December 31, 2014	$2,391
Decrease in light oil and NGL production	(222)
Decrease in light oil and NGL prices (including realized risk management)	(550)
Decrease in heavy oil production	(27)
Decrease in heavy oil prices	(157)
Decrease in natural gas production	(93)
Decrease in natural gas prices (including realized risk management)	(74)

Gross revenues – January 1 – December 31, 2015	$1,268

Royalties

	Year ended December 31
(millions)	2015	2014
Royalties (millions)	$128	$374
Average royalty rate (1)	11%	15%
$/boe	$4.05	$9.85

(1)	Excludes effects of risk management activities.

In 2015, royalties decreased from the comparable period mainly due to a reduction in crude oil prices and the impact of asset disposition activity completed in 2015 and late 2014.

Expenses

	Year ended December 31
(millions)	2015	2014
Operating	$597	$729
Transportation	46	45
Financing	162	158
Share-based compensation	$6	$12

	Year ended December 31
(per boe)	2015	2014
Operating	$18.96	$19.24
Transportation	1.46	1.19
Financing	5.15	4.16
Share-based compensation	$0.19	$0.28

Operating

Operating costs in 2015 were lower than the comparative period as the Company closed a number of non-core asset dispositions which targeted higher operating cost areas. Also contributing to the decline was the successful execution of cost reduction strategies which led to lower labour costs and maintenance activity. These activities resulted in the Company achieving operating costs on a per boe basis below its guidance of $19.25 - $19.75 per boe.

In 2015 a realized loss of $16 million (2014 – $6 million) was recorded on electricity contracts which resulted in an increase to operating costs.

Financing

At December 31, 2015, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion maturing on May 6, 2019. The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At December 31, 2015, the Company had $689 million of unused credit capacity available.

At December 31, 2015, the value of the Company’s senior notes were $1.5 billion (2014 – $2.1 billion). There were no senior notes issued in either 2015 or 2014. During 2015, Penn West repaid senior notes in an aggregate amount of US$193 million and $57 million as part of normal maturities and additional amounts of US$445 million, $40 million, £28 million and €4 million of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. In 2015, Penn West also repaid a total of $147 million outstanding under its syndicated bank facility using asset disposition proceeds. The repayments were made pursuant to the amendment terms entered into with the Company’s lenders in May 2015.

At December 31, 2015, the Company had the following senior secured notes outstanding:

	Issue date	Amount (millions)	Term	Average interest rate (1)		Weighted average remaining term
2007 Notes	May 31, 2007	US$193	8 – 15 years	7.36%		2.6
2008 Notes	May 29, 2008	US$334, CAD$30	8 – 12 years	7.74%		2.0
UK Notes	July 31, 2008	£35	10 years	6.95	%(2)	2.6
2009 Notes	May 5, 2009	US$65(3), £14, €6	5 – 10 years	10.18	%(4)	2.5
2010 Q1 Notes	March 16, 2010	US$148	5 – 15 years	7.18%		3.7
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$121, CAD$27	5 – 15 years	6.43%		5.7
2011 Notes	November 30, 2011	US$76, CAD$16	5 – 10 years	5.99%		4.3

(1)	Average interest rate can fluctuate based on consolidated debt to EBITDA ratio under the covenant relief period which ends with the bank syndicate and noteholders on March 30, 2017.
(2)	These notes bear interest at 8.45 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of $5 million, and extend over the remaining six years.
(4)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 10.65 percent and 10.72 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Penn West’s debt capital structure includes short-term financings under its syndicated bank facility and long-term instruments through its senior notes. Financing charges in 2015 increased compared to 2014 as there was a higher average balance drawn under the syndicated bank facility during 2015 compared to 2014. Additionally, as a result of entering into agreements to amend its financial covenants with its lenders under its syndicated bank facility and with the holders of its senior notes there were increases in the Company’s fee structure. The fee structure on the Company’s senior notes will change during the amendment period (up until March 30, 2017) as follows:

Consolidated Senior debt to EBITDA ratio	Basis points per annum increase
Less than or equal to 3:1	50
Greater than 3:1 and less than or equal to 4:1	100
Greater than 4:1 and less than or equal to 4.5:1	150
Greater than 4.5:1	200

See “Liquidity and Capital Resources – Liquidity” for further details on the amendments.

The interest rates on any non-hedged portion of the Company’s syndicated bank facility are subject to fluctuations in short-term money market rates as advances on the syndicated bank facility are generally made under short-term instruments. As at December 31, 2015, 24 percent (2014 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Restricted Share Unit Plan (“RSU”), formerly named the Long-Term Retention and Incentive Plan (“LTRIP”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Year ended December 31
(millions)	2015	2014
Options	$4	$10
RSU	2	2

Share-based compensation	$6	$12

During 2015 and 2014, the DSU and PSU expenses were insignificant.

In 2015, there was nil PSU expense (2014 - $1 million) accelerated and reclassified from share-based compensation to restructuring expense in the Consolidated Statement of Income (Loss) as it related to the severance of former senior management.

The share price used in the fair value calculation of the RSU, PSU and DSU obligations at December 31, 2015 was $1.17 (2014 – $2.43).

General and Administrative Expenses (“G&A”)

	Year ended December 31
(millions)	2015	2014
Gross	$141	$172
Per boe	4.47	4.54
Net	92	131
Per boe	$2.91	$3.45

During 2015, Penn West further focused its cost structure which led to a reduction in its G&A compared to 2014. Staff and contractor levels were reduced throughout the year, most notably in September 2015, as the Company announced a 35 percent staff reduction. Additionally, the Company successfully completed a number of process improvement projects which also contributed to improved figures in 2015.

On a per boe basis, net G&A was within the Company’s target of $2.80 per boe - $3.05 per boe.

Restructuring Expense

	Year ended December 31
(millions)	2015	2014
Restructuring	$33	$17
Per boe	$1.04	$0.46

In 2015, as a result of the review of the Company’s organizational structure which led to a significant decline in Penn West’s staff and contractor levels, restructuring charges were recorded related to employee severances.

Depletion, Depreciation, Impairment and Accretion

	Year ended December 31
(millions)	2015	2014
Depletion and depreciation (“D&D”)	$667	$750
D&D expense per boe	21.15	19.78

Impairment	1,700	634
Impairment per boe	53.93	16.70

Accretion of decommissioning liability	37	36
Accretion expense per boe	$1.17	$0.95

The decrease in the D&D expense in 2014 is attributed to lower production volumes due to dispositions that closed in 2015 and late 2014.

On December 31, 2015, the Company recorded a $632 million impairment charge ($866 million before-tax) related to certain properties in the Swan Hills, Slave Point, Cardium, Edmonton and Wainwright areas of Alberta and the Fort St. John area of northeastern British Columbia. The impairments recorded in areas outside the Cardium were primarily due to lower commodity price forecasts compared to September 30, 2015, lower estimated reserve recoveries and minimal future development capital planned in these areas. The impairment in the Cardium was due to lower commodity price forecasts compared to September 30, 2015 and a reduction in future development costs to align with the Company’s current year capital budget.

On September 30, 2015, Penn West recorded a $318 million impairment charge ($435 million before-tax) related to certain properties in the Fort St. John area of northeastern British Columbia and in the Swan Hills and Wainwright areas of Alberta primarily as a result of decreases in commodity price forecasts. Also, as a result of entering into two definitive sale agreements during the third quarter of 2015, at September 30, 2015, the Company classified certain non-core assets located in the Mitsue area of Central Alberta and in the Weyburn area of Southeast Saskatchewan as assets held for sale and recorded a $291 million impairment ($399 million before-tax).

In 2014, Penn West recorded an impairment charge primarily related to certain properties in the Fort St. John area of northeastern British Columbia, in the Swan Hills area of Alberta and in certain properties in Manitoba. This was mainly due to a decline in forecasted commodity prices compared to the prior year and minimal future development capital planned in these areas.

Taxes

	Year ended December 31
(millions)	2015	2014
Deferred tax recovery	$619	$118

In 2015, the deferred income tax recovery was mainly due to PP&E impairment charges recorded during the second half of the year. This was partially offset by an increase to the Alberta corporate tax rate from 10 percent to 12 percent which was substantially enacted in the second quarter of 2015.

The deferred income tax recovery in 2014 can be attributed to impairment charges recorded during the fourth quarter of 2014 and unrealized risk management losses during 2014.

Tax Pools

	As at December 31
(millions)	2015	2014
Undepreciated capital cost (UCC)	$757	$909
Canadian oil and gas property expense (COGPE)	—	6
Canadian development expense (CDE)	329	965
Canadian exploration expense (CEE)	123	431
Non-capital losses	2,836	2,318
Other	60	61

Total	$4,105	$4,690

In 2015, the Company’s tax pool balance declined as a result of asset dispositions that were closed during the year.

Tax pool amounts exclude income deferred in operating partnerships of $245 million in 2015 (2014 – $441 million).

Foreign Exchange

Penn West records unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated senior, secured notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange is as follows:

	Year ended December 31
	2015	2014
Realized foreign exchange loss on debt maturities	$(36)	$(3)
Realized foreign exchange loss on debt pre-payments	(123)	—
Unrealized foreign exchange loss	(151)	(152)

Foreign exchange loss	$(310)	$(155)

During 2015, Penn West repaid senior notes in an aggregate amount of US$193 million and $57 million as part of normal maturities and additional amounts of US$445 million, $40 million, £28 million and €4 million of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds.

The unrealized loss during 2015 is primarily due to the weakening of the Canadian dollar relative to the US dollar. This was partially offset by repayments of its senior notes as cumulative amounts previously recorded as unrealized foreign exchange losses on the specific debt maturities/pre-payments settled in the period are offset into realized foreign exchange losses.

Net Loss

	Years ended December 31
(millions, except per share amounts)	2015	2014
Net loss	$(2,646)	$(1,733)
Basic per share	(5.27)	(3.51)
Diluted per share	$(5.27)	$(3.51)

The net loss in 2015 is primarily due to non-cash PP&E, Goodwill and E&E impairment charges recorded in the second half of 2015 as a result of lower forecasted commodity prices, lower estimated reserve recoveries and lower or minimal future development capital planned in the areas where the impairments were recorded. In the third quarter of 2015, as a result of entering into definitive sales agreements related to the Mitsue and Weyburn transactions, Penn West recorded non-cash impairment charges on these two transactions as the book value of these assets exceeded the fair value received. Lastly, the weakening of the Canadian dollar relative to the US dollar led to the Company recording foreign exchange losses related to its US denominated debt.

The net loss in 2014 was due to non-cash goodwill and PP&E impairment charges as a result of a decline in forecasted commodity prices and limited planned development capital in the areas where the impairments were recorded.

Drilling

	Year ended December 31
	2015		2014
	Gross	Net	Gross	Net
Oil	211	177	245	200
Natural gas	—	—	9	3

	211	177	254	203
Stratigraphic and service	1	1	10	2

Total	212	178	264	205

Success rate (1)		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

Capital Expenditures

	Year ended December 31
(millions)	2015	2014
Land acquisition and retention	$2	$2
Drilling and completions	325	509
Facilities and well equipping	167	232
Geological and geophysical	2	7
Corporate	5	11
Capital carried by partners	(31)	(29)

Development capital expenditures (1)	470	732
SR&ED tax credits	(29)	—
Property dispositions, net	(800)	(560)

Total expenditures	$(359)	$172

(1)	Exploration and development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

In 2015, the Company focused its development activities within its core interests in the Viking and Cardium. In the Viking, a total of 105 net wells were drilled concentrated within the Dodsland area where Penn West has demonstrated the continued ability to be the lowest cost producer in the area. Additionally, in the Cardium, Penn West drilled a total of 57 net wells mainly in the Willesden Green and Pembina areas of the play. Development activities continued to progress within the Peace River Oil Partnership with a total of 13 net wells drilled, with the capital costs largely carried by the Company’s joint venture partner.

Exploration and evaluation (“E&E”) capital expenditures

	Year ended December 31
(millions)	2015	2014
E&E expenditures	$10	$108

In 2015, the Company had minor expenditures within its E&E plays as it focused on development activities within the Cardium and Viking. In 2014, E&E expenditures primarily related to activity in the Company’s Duvernay property.

Additionally, in 2015, Penn West recorded a $185 million ($252 million before-tax) impairment charge within the Cordova area of British Columbia as a result of decreases in commodity price forecasts and minimal capital activity planned in this area under the current commodity price environment as it is natural gas weighted. In the future, as commodity price forecasts fluctuate, the Company will assess its plans in the area which could lead to an increase in the recoverable amount and the potential for a reversal of the impairment.

Gain (loss) on asset dispositions

	Year ended December 31
(millions)	2015	2014
Gain (loss) on asset dispositions	$85	$(190)

During 2015, Penn West closed $800 million of non-core asset dispositions as it continued to de-lever its balance sheet and focus its asset portfolio. During the year, $6 million of transaction costs were recorded as a result of the dispositions (2014 – insignificant).

The non-cash loss in 2014 is mainly due to Penn West’s two non-core asset dispositions in 2014, one which closed in March for total proceeds of $175 million and the other which closed in December for total proceeds of $355 million.

Goodwill

	As at December 31
(millions)	2015	2014
Balance, end of year	$—	$734

Penn West recorded goodwill on its acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust in prior years. At December 31, 2015, as a result of completing its goodwill impairment test, the carrying amount exceeded the recoverable amount resulting in $684 million impairment. Additionally, the Company recorded $22 million of impairment as a result of two disposition transactions that were entered into during the third quarter of 2015 and $28 million (2014 – $78 million) of goodwill was allocated to non-core property dispositions during the year.

In 2014, goodwill was reduced by $1.1 billion as a result of a non-cash impairment charge mainly due to lower forecasted commodity prices.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Penn West is dedicated to reducing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

Liquidity and Capital Resources

Capitalization

	As at December 31
	2015		2014
(millions)		%		%
Common shares issued, at market (1)	$588	22	$1,208	33
Bank loans and long-term notes	1,940	71	2,149	59
Working capital deficiency (2)	182	7	304	8

Total enterprise value	$2,710	100	$3,661	100

(1)	The share price at December 31, 2015 was $1.17 (2014 - $2.43).
(2)	Excludes the current portion of deferred funding asset, risk management, long-term debt and decommissioning liability.

Dividends

(millions)	2015	2014
Dividends declared	$15	$277
Per share	0.03	0.56

Dividends paid (1)	$85	$275

(1)	Includes amounts funded by the dividend reinvestment plan.

On September 1, 2015, the Company announced that its Board of Directors approved the suspension of the dividend until further notice. The last dividend payment was on October 15, 2015.

The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital investment plans. Penn West’s dividend level could change based on these and other factors and is subject to the approval of its Board of Directors. For further information regarding the Company’s dividend policy, including the factors that could affect the amount of quarterly dividend that it pays and the risks relating thereto, see “Dividends and Dividend Policy – Dividend Policy” in its Annual Information Form, which is available on its website at www.pennwest.com, on the SEDAR website at www.sedar.com, and on the EDGAR website at www.sec.gov.

Liquidity

The Company has a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior, secured notes. On December 31, 2015, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	December 31, 2015
Senior debt to EBITDA (1)	Less than 5:1	4.6
Total debt to EBITDA (1)	Less than 5:1	4.6
Senior debt to capitalization	Less than 50%	40%
Total debt to capitalization	Less than 55%	40%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

The senior, secured notes contain change of control provisions whereby if a change of control occurs the Company may be required to offer to prepay the notes, which the holders have the right to refuse.

The table below outlines the Company’s senior debt to EBITDA calculation as at December 31, 2015:

	Three months ended				Trailing 12 months
(millions, except ratios)	Dec. 31 2015	Sept. 30 2015	June 30 2015	Mar. 31 2015	Dec. 31 2015
Funds Flow	$7	$14	$47	$112	$180
Financing	42	40	43	37	162
Realized gain on foreign exchange hedges on prepayments	(9)	(6)	(3)	—	(18)
Realized foreign exchange loss – debt prepayments	64	15	44	—	123
Restructuring expenses	6	22	3	2	33

EBITDA	$110	$85	$134	$151	$480
EBITDA contribution from assets sold (1)					(53)

EBITDA as defined by debt agreements					$427

Long-term debt					$1,940
Letters of credit – financial (2)					15

Total senior debt					$1,955

Senior debt to EBITDA					4.6

(2)	Consists of EBITDA contributions from assets that have been disposed in the prior 12 months.
(3)	Letters of credit that are classified as financial are included in the Senior debt calculation per the debt agreements.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after September 30, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility. During 2015, Penn West had closed $800 million in asset dispositions with the proceeds used for debt prepayments to its noteholders and syndicated bank facility.

The Company intends to continue to actively identify and evaluate hedging opportunities in order to reduce its exposure to fluctuations in commodity prices and protect its future cash flows and capital programs.

As a result of continued declines in commodity price forecasts, if current strip pricing continues, the Company anticipates it will not be in compliance with its existing financial covenants by the end of the second quarter of 2016. The Company is considering several options that address the risk of default, including engaging its lenders to amend its financial covenants, reaching agreements on additional non-core property dispositions or securing additional subordinated debt and/or equity capital from strategic investors. Additionally, due to an active hedging program, the Company has a number of favorable hedging positions which could be monetized if approved by its lenders.

Financial Instruments

Penn West has an active risk management program in order to reduce the risk of commodity price, foreign currency and interest rate fluctuations and to allow for some certainty over funds flow from operations. The Company had the following financial instruments outstanding as at December 31, 2015. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume		Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps		19,000 mcf/d	Jan/16 – Dec/16	$3.08/mcf	$4

Crude Oil
WTI Swaps		5,000 bbl/d	Jan/16 – Dec/16	$72.08/bbl	27
WTI Swaps		4,500 bbl/d	Jan/16 – Mar/16	$73.67/bbl	8
WTI Swaps		2,000 bbl/d	Apr/16 – Jun/16	$68.25/bbl	2
WTI Swaps		1,000 bbl/d	Jul/16 – Sep/16	$66.05/bbl	1
WTI Swaps		1,000 bbl/d	Oct/16 – Dec/16	$67.05/bbl	1
WTI Swaps		3,000 bbl/d	Jan/17 – Mar/17	$69.37/bbl	2

Electricity swaps
Alberta Power Pool		25 MW	Jan/16 – Dec/16	$49.90/MWh	(4)

Crude oil assignment
18 – month term		10,000 boe/d	Jan/16 – May/16	Differential WCS (Edm) vs. WCS (USGC)	2

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$	140	2016 – 2019	0.9951 CAD/USD	51
Short-term (< 1 year)	US$	9	2016	1.3883 CAD/USD	—

Cross currency swaps
10-year initial term		£57	2018	2.0075 CAD/GBP, 6.95%	4
10-year initial term		£20	2019	1.8051 CAD/GBP, 9.15%	6
10-year initial term		€10	2019	1.5870 CAD/EUR, 9.22%	—

Total					$104

Please refer to Penn West’s website at www.pennwest.com for details on all financial instruments currently outstanding.

The components of risk management on the Statement of Income (Loss) are as follows:

	Year ended December 31
	2015	2014
Realized
Settlement of commodity contracts/assignment	$63	$(42)
Monetization of commodity contracts	18	—
Settlement of foreign exchange contracts	40	2
Monetization of foreign exchange contracts	95	—

Total realized risk management gain (loss)	216	(40)

Unrealized
Commodity contracts	21	53
Electricity swaps	6	(2)
Interest rate swaps	—	1
Crude oil assignment	(8)	(2)
Foreign exchange contracts	(47)	48
Cross-currency swaps	18	4

Total unrealized risk management gain (loss)	(10)	102

Risk management gain	$206	$62

In 2015, the Company monetized a total of US$404 million of foreign exchange forward contracts on senior notes and settled foreign exchange forward contracts as part of normal course maturities and on prepayments made to its noteholders.

Outlook

The Company has set its 2016 forecasted annual production guidance between 60,000 – 64,000 boe per day and an exploration and development capital expenditures budget of $50 million for the year. Annual average operating costs for 2016 are planned to be between $18.00 - $18.75 per boe and G&A per boe of $2.50 - $2.90. All figures were previously disclosed in its January 28, 2016 press release.

This outlook section is included to provide shareholders with information about Penn West’s expectations as at March 9, 2016 for production, exploration and development capital expenditures, operating costs per boe and G&A per boe in 2016 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Penn West’s capital expenditure levels and production and funds flow from operations performance for 2016, including fluctuations in commodity prices and its ongoing asset disposition program.

All press releases are available on Penn West’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	13	0.03
Liquids production	1,000 bbls/day	8	0.02
Price per mcf of natural gas	$0.10	4	0.01
Natural gas production	10 mmcf/day	1	—
Effective interest rate	1%	6	0.01
Exchange rate ($US per $CAD)	$0.01	2	—

Contractual Obligations and Commitments

Penn West is committed to certain payments over the next five calendar years and thereafter as follows:

	2016	2017	2018	2019	2020	Thereafter
Long-term debt	$222	$238	$375	$663	$263	$179
Transportation	27	59	75	76	76	296
Power infrastructure	19	9	9	9	9	7
Drilling rigs	11	7	—	—	—	—
Interest obligations	125	92	73	37	17	21
Office lease (1)	65	62	62	63	63	280
Decommissioning liability (2)	$21	$21	$20	$19	$18	$298

(1)	The future office lease commitments above are contracted to be reduced by sublease recoveries totaling $337 million.
(2)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The Company’s syndicated bank facility is due for renewal on May 6, 2019. In addition, the Company has an aggregate of $1.5 billion in senior secured notes maturing between 2016 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated bank facility or obtaining alternate funding for some or all of the maturing amounts of the senior secured notes, it is possible that it could be required to obtain other facilities, including term bank loans. The Company continuously monitors its credit metrics and maintains positive working relationships with its lenders, investors and agents.

In February 2016, Penn West announced it had entered into agreements to settle all class action proceedings in Canada and United States against the Company related to damages alleged to have been incurred due to a decline in share price related to the restatement of certain Penn West’s historical financial statements and related MD&A in 2014. The settlement agreements provide for a payment of $53 million split evenly between Canadian and US investors that will be fully funded by insurance coverage maintained by Penn West. As a result, the payment will not impact the Company’s cash or financial position. The proposed settlements are subject to the satisfaction of the conditions stated in the settlement documents as well as the receipt of court approval in each of Alberta, Ontario, Quebec and in New York. There can be no assurance that these conditions will be satisfied or that the settlements will be approved by the courts. The receipt of such court approvals is dependent on a number of factors and therefore the timing thereof cannot be predicted at this time.

Equity Instruments

Common shares issued:
As at December 31, 2015 and March 9, 2016	502,163,163

Options outstanding:
As at December 31, 2015	10,595,728
Forfeited	(1,313,609)

As at March 9, 2016	9,282,119

Fourth Quarter 2015 Highlights

Key financial and operational results for the fourth quarter were as follows:

	Three months ended December 31
	2015	2014	% change
Financial
(millions, except per share amounts)
Gross revenues (1)	$273	$473	(42)
Funds flow	7	137	(95)
Basic per share	0.01	0.28	(96)
Diluted per share	0.01	0.28	(96)
Funds flow from operations	36	142	(75)
Basic per share	0.07	0.29	(76)
Diluted per share	0.07	0.29	(76)
Net loss	(1,606)	(1,772)	(9)
Basic per share	(3.20)	(3.57)	(10)
Diluted per share	(3.20)	(3.57)	(10)
Development capital expenditures (2)	99	247	(60)
Property acquisition (disposition), net	$(389)	$(345)	13

Dividends
(millions)
Dividends paid (3)	$5	$69	(93)
DRIP	—	(15)	>100

Dividends paid in cash	$5	$54	(91)

Operations
Daily production
Light oil and NGL (bbls/d)	41,378	51,624	(20)
Heavy oil (bbls/d)	11,962	12,500	(4)
Natural gas (mmcf/d)	144	198	(27)

Total production (boe/d)	77,398	97,143	(20)

Average sales price
Light oil and NGL (per bbl)	$47.00	$68.18	(31)
Heavy oil (per bbl)	25.40	54.35	(53)
Natural gas (per mcf)	$2.54	$3.94	(36)
Netback per boe
Sales price	$33.80	$51.26	(34)
Risk management gain	4.89	1.51	>100

Net sales price	38.69	52.77	(27)
Royalties	(4.39)	(8.60)	(49)
Operating expenses	(17.43)	(20.83)	(16)
Transportation	(1.55)	(1.30)	19

Netback	$15.32	$22.04	(30)

(1)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(2)	Includes the effect of capital carried by partners.
(3)	Includes dividends paid prior to amounts reinvested in shares under the dividend reinvestment plan.

Financial

Gross revenues, funds flow and funds flow from operations decreased in the fourth quarter of 2015 compared to 2014 primarily due to lower revenues as a result of decreases in commodity prices and lower production volumes from asset dispositions during 2015.

The net loss during the fourth quarter of 2015 was the result of an after-tax PP&E impairment charge of $632 million (2014 – $473 million) and a goodwill impairment charge of $684 million (2014 – $1,100 million).

Operations

Development activities during the quarter were focused in the Cardium and Viking areas with 42 net wells drilled. Additionally, 21 net wells were brought online during the period in both the Crimson and Pembina areas with results continuing to exceed the Company’s expectations. At December 31, 2015, Penn West had 21 net wells in the Viking and one net well in the Cardium to be brought onto production during the first quarter of 2016.

Average production in the fourth quarter of 2015 was strong and resulted in the Company being above the mid-point of its annual production guidance target. Production declined from the comparable period in 2014, mainly due to asset dispositions that closed during 2015 and in late 2014.

During the fourth quarter of 2015, the Company closed its previously announced Mitsue disposition for proceeds of approximately $193 million and its disposition of its Weyburn Unit working interest for proceeds of $205 million, prior to closing adjustments. Proceeds from both dispositions were applied against the Companies senior notes and its syndicated bank facility.

In the fourth quarter of 2015, WTI crude oil prices averaged US$42.18 per barrel compared to US$46.43 per barrel in the third quarter of 2015 and US$73.15 per barrel in the fourth quarter of 2014. The decline is mainly due to an increase in the supply of crude oil. The AECO Monthly Index averaged $2.56 per mcf in the fourth quarter of 2015 compared to $2.85 per mcf in the third quarter of 2015 and $3.80 per mcf for the fourth quarter of 2014. Natural gas prices in 2015 decreased mainly due to moderate weather across North America in 2015.

Netbacks declined from the comparative quarter primarily due to lower commodity prices which was partially offset by the Company’s continued focus on operating cost reduction initiatives and lower royalty rates due to commodity price declines and disposition activities.

Evaluation of Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in such securities legislation. They include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports that it files or submits under applicable securities legislation is accumulated and communicated to the Company’s management, including its President and Chief Executive Officer and Senior Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer of the effectiveness of Penn West’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 (the “Exchange Act”) and as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) as at December 31, 2015. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2015 the disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting (“ICFR”) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Penn West’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, as such term is defined in Rule 13a-15 under the Exchange Act and as defined in Canada by NI 52-109. A material weakness in the Company’s ICFR exists if a deficiency, or a combination of deficiencies, in its ICFR is such that there is a reasonable possibility that a material misstatement of its annual financial statements or interim financial reports will not be prevented or detected on a timely basis.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company’s ICFR as at December 31, 2015. The assessment was based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During 2015, the Company transitioned to the 2013 COSO Framework as it relates to its internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2015 the Company’s ICFR was effective.

Changes in Internal Control Over Financial Reporting

Penn West’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on October 1, 2015 and ending on December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to Penn West’s ICFR were made during the quarter.

Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IAS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after 1 January 2019. Penn West is currently assessing the impact of the standard.

Off-Balance-Sheet Financing

Penn West has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Critical Accounting Estimates

Penn West’s significant accounting policies are detailed in Note 3 to its audited consolidated financial statements. In the determination of financial results, Penn West must make certain critical accounting estimates as follows:

Depletion and Impairments

Costs of developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved plus probable reserves with forecast commodity pricing.

All of the Company’s reserves were evaluated by Sproule Associates Limited (“SAL”), an independent, qualified reserve evaluation engineering firm. Penn West’s reserves are determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, reservoir, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are an important component in determining the recoverable amount in impairment tests. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. To the extent that the recoverable amount, which could be based in part on its reserves, is less than the carrying amount of property, plant and equipment, a write-down against income is recorded. In 2015, Penn West recorded impairment charges totalling $1,241 million ($1,700 million before-tax), this was primarily due to lower commodity price forecasts, lower estimated reserve recoveries and lower or minimal future development capital planned in areas where the impairments were recorded.

In 2014, Penn West recorded impairment charges totalling $473 million ($634 million before-tax) related to a weaker forecasted commodity price environment and minimal planned development activities in areas.

Decommissioning Liability

The decommissioning liability is the present value of the Company’s future statutory, contractual, legal or constructive obligations to retire long-lived assets including wells, facilities and pipelines. The liability is recorded on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded decommissioning liability. Actual decommissioning expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 10 to Penn West’s audited consolidated financial statements details the impact of these accounting standards.

Financial Instruments

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities and long-term debt. Except for the senior notes, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark-to-market values recorded for the financial instruments and the market rate of interest applicable to the bank debt. The estimated fair value of the senior notes is disclosed in Note 9 to the Company’s audited consolidated financial statements.

Penn West’s revenues from the sale of crude oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To ensure that funds flows are sufficient to fund planned capital programs, financial instruments including swaps and collars may be utilized from time to time.

Substantially all of the Company’s accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. Penn West may, from time to time, use various types of financial instruments to reduce its exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes it to credit risks associated with the possible non-performance of counterparties to the derivative contracts. The Company limits this risk by executing counterparty risk procedures which include transacting only with financial institutions who are members of its credit facility or those with high credit ratings as well as obtaining security in certain circumstances.

Goodwill

Goodwill is recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. The goodwill balance is not amortized; however, it must be assessed for impairment at least annually. To test for impairment, the carrying amount of the CGU including goodwill, if any, associated with the CGU, is compared to the recoverable amount of the CGU or group of CGUs to which the goodwill is associated. The key assumptions used in determining the recoverable amount include the future cash flows using reserve and resource forecasts, forecasted commodity prices, discount rates, foreign exchange rates, inflation rates and future development costs estimated by independent reserve engineers and other internal estimates based on historical experiences and trends. At December 31, 2015, Penn West recorded a $684 million (2014 – $1.1 billion) goodwill impairment charge primarily due to a significant decrease in commodity price forecasts. In 2015, the Company also recorded $22 million of impairment as a result of two transactions which the book value of the assets exceeded the fair value received.

Deferred Tax

Deferred taxes are recorded based on the liability method of accounting whereby temporary differences are calculated assuming financial assets and liabilities will be settled at their carrying amount. Deferred taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when future income tax assets and liabilities are realized or settled.

Non-GAAP Measures

Certain financial measures including funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow from operations excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and restructuring charges and is more representative of cash related to continuing operations. Funds flow and Funds flow from operations are used to assess the Company’s ability to fund planned capital programs. See “Calculation of Funds Flow/ Funds flow from Operations” above for a reconciliation of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. EBITDA is Funds Flow excluding the impact of financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayments and restructuring expenses. EBITDA as defined by Penn West’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Penn West’s covenant calculations related to its syndicated bank facility and senior notes. Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and is used to assess the cash realizations on commodity sales.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbor” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “Business Strategy”, continuing to focus on de-levering the balance sheet and long-term sustainability focusing on core strategies through 2016, targeting capital expenditures to be within funds flow from operations at current commodity prices and continuing to assess development plans and adjust activity accordingly, continued focus on cost reductions, continuing to seek further improvements in cost structure, particularly within operating costs and G&A expenditures, reducing operating costs by a planned target of $120 million or approximately 20 percent on a year-over year basis, continued review of G&A expenditures and making sure staff levels are consistent with anticipated activity level for 2016, with a planned reduction of $15 to $20 million, remaining committed to pursuing additional non-core asset sales in an effort to further reduce debt and increase efficiencies in operations, reducing debt position and increasing financial flexibility, remaining committed to ensuring operational excellence across the extensive light-oil resources in Western Canada and the believe that the company will be well positioned to move forward once commodity prices recover; under “Performance Indicators”, continuing to monitor commodity prices and react when appropriate to increase activity in its core areas, continuing to emphasize execution and several cost reduction initiatives, remaining committed to pursuing additional non-core asset dispositions moving forward in an effort to increase financial flexibility, the commitment to continue capital expenditure to be within fund flow from operations in 2016 under the current low commodity price environment and continuing to assess plans as the Company moves forward and modify its development plans as commodity prices strengthen; under “Environmental and Climate Change”, our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material, our intent to reduce the environmental impact from our operations through environmental programs; under “Liquidity and Capital Resources”, the amount of future cash dividends payable, if any, depending on certain factors and approvals of the Board of Directors, actively managing the debt portfolio and consider opportunities to reduce or diversify the debt capital structure, contemplating both operating and financial risks and taking action as appropriate to limit the Company’s exposure to certain risks and that those actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies, intending to continue to actively identify and evaluate hedging opportunities in order to reduce exposure to fluctuations in commodity prices and protect future cash flows and capital programs, the potential that the Company may not be in compliance with its financial covenants by the end of the second quarter of 2016, considering several options that address the risk of default, including engaging the lenders to amend its financial covenants, reaching agreements on additional non-core property dispositions or securing additional subordinated debt and/or equity capital from strategic investors, the possibility of monetizing a number of favorable hedging positions if approved by the lenders; under “Financial Instruments”, that the active risk management program which reduces the risk of commodity price, foreign currency and interest rate fluctuations and allows for some certainty over fund flow from operations; under “Outlook”, the updated annual production guidance range, the exploration and development capital expenditures budget, the annual average operating costs and G&A per boe; under “Contractual Obligations and Commitments”, the possibility of having to obtain other facilities if the Company is unsuccessful in renewing or replacing the syndicated bank facility or obtaining alternate funding for some or all of the maturing amounts of the senior secured notes, continuously monitoring the credit metrics and maintaining positive working relationships with the lenders, investors and agents, a payment of $53 million split evenly between Canadian and US investors that will be fully funded by insurance coverage which will not impact the Company’s cash or financial position, satisfying the conditions stated in the settlement documents as well as receipt of court approval in each of Alberta, Ontario, Quebec and New York; under “Fourth Quarter 2015 Highlights”, bringing on to production 21 net wells in the Viking and one net well in the Cardium whose results continue to exceed the Company’s expectations; under “Critical Accounting Estimates”, ensuring funds flow are sufficient to fund planned capital programs by using financial instruments including swaps and collars, using various types of financial instruments to reduce exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates and the possible exposure to credit risks associated with the possible non-performance of counterparties to those derivative contracts. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of additional material producing properties or royalties or other interests therein; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the continued suspension of our dividend.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior, secured notes; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West, including Penn West’s Annual Information Form, is available on the Company’s website at www.pennwest.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions)	Note	December 31, 2015	December 31, 2014

Assets
Current
Cash	4	$2	$67
Accounts receivable	4	154	182
Other	4	42	46
Deferred funding assets	5	63	84
Risk management	11	44	31

		305	410

Non-current
Deferred funding assets	5	168	195
Exploration and evaluation assets	6	243	505
Property, plant and equipment	7	5,145	7,906
Goodwill	8	—	734
Risk management	11	63	102

		5,619	9,442

Total assets		$5,924	$9,852

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	4	$380	$529
Dividends payable	15	—	70
Current portion of long-term debt	9	222	283
Decommissioning liability	10	21	52
Risk management	11	3	9

		626	943
Non-current
Long-term debt	9	1,718	1,866
Decommissioning liability	10	376	533
Risk management	11	—	10
Deferred tax liability	12	266	914
Other non-current liabilities	14	3	4

		2,989	4,270

Shareholders’ equity
Shareholders’ capital	13	8,994	8,983
Other reserves	13	92	89
Deficit		(6,151)	(3,490)

		2,935	5,582

Total liabilities and shareholders’ equity		$5,924	$9,852

Subsequent events (Notes 11, 14 and 19)

Commitments and contingencies (Note 19)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors of Penn West Petroleum Ltd.:

“signed”	“signed”

Richard L. George	Raymond D. Crossley
Chairman	Director

Penn West Petroleum Ltd.

Consolidated Statements of Loss

	Year ended December 31
(CAD millions, except per share amounts)	Note	2015	2014

Oil and natural gas sales and other income		$1,187	$2,433
Royalties		(128)	(374)

		1,059	2,059

Risk management gain	11	206	62

		1,265	2,121

Expenses
Operating	21	597	729
Transportation		46	45
General and administrative	21	92	131
Restructuring		33	17
Share-based compensation	14	6	12
Depletion, depreciation and impairment	7	2,367	1,384
Impairment of goodwill	8	706	1,100
Loss (gain) on dispositions	7	(85)	190
Foreign exchange loss	9	310	155
Exploration and evaluation	6	259	16
Financing	9	162	157
Accretion	10	37	36

		4,530	3,972

Loss before taxes		(3,265)	(1,851)

Deferred tax recovery	12	619	118

Net and comprehensive loss		$(2,646)	$(1,733)

Net loss per share
Basic	16	$(5.27)	$(3.51)
Diluted	16	$(5.27)	$(3.51)
Weighted average shares outstanding (millions)
Basic	16	502.0	493.7
Diluted	16	502.0	493.7

See accompanying notes to the consolidated financial statements.

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31
(CAD millions)	Note	2015	2014

Operating activities
Net loss		$(2,646)	$(1,733)
Depletion, depreciation and impairment	7	2,367	1,384
Impairment of goodwill	8	706	1,100
Loss (gain) on dispositions	7	(91)	190
Exploration and evaluation	6	259	16
Accretion	10	37	36
Deferred tax recovery	12	(617)	(118)
Share-based compensation	14	4	10
Unrealized risk management loss (gain)	11	10	(102)
Unrealized foreign exchange loss	9	151	152
Decommissioning expenditures	10	(36)	(55)
Change in non-cash working capital	17	31	(32)

		175	848

Investing activities
Capital expenditures		(470)	(732)
Property dispositions (acquisitions), net		800	560
Change in non-cash working capital	17	(134)	59

		196	(113)

Financing activities
Increase (decrease) in long-term debt	9	462	(403)
Repayment of senior notes	9	(982)	(62)
Issue of equity		—	11
Realized foreign exchange loss on repayments	9	159	3
Dividends paid		(75)	(217)

		(436)	(668)

Change in cash		(65)	67
Cash, beginning of year		67	—

Cash, end of year		$2	$67

See accompanying notes to the consolidated financial statements.

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

	Note	Shareholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2015		$8,983	$89	$(3,490)	$5,582
Net and comprehensive loss		—	—	(2,646)	(2,646)
Share-based compensation	14	—	4	—	4
Issued on exercise of options	13	1	(1)	—	—
Issued to dividend reinvestment plan	13	10	—	—	10
Dividends declared	15	—	—	(15)	(15)

Balance at December 31, 2015		$8,994	$92	$(6,151)	$2,935

	Note	Shareholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2014		$8,913	$80	$(1,480)	$7,513
Net and comprehensive loss		—	—	(1,733)	(1,733)
Share-based compensation	14	—	10	—	10
Issued on exercise of options and share rights	13	12	(1)	—	11
Issued to dividend reinvestment plan	13	58	—	—	58
Dividends declared	15	—	—	(277)	(277)

Balance at December 31, 2014		$8,983	$89	$(3,490)	$5,582

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 11)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

Penn West operates under the trade names of Penn West and Penn West Exploration.

2. Basis of presentation and statement of compliance

a) Statement of Compliance

These annual consolidated financial statements are prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The annual consolidated financial statements have been prepared on a historical cost basis, except risk management assets and liabilities which are recorded at fair value as discussed in Note 11.

The annual consolidated financial statements of the Company for the year ended December 31, 2015 were approved for issuance by the Board of Directors on March 9, 2016.

b) Basis of Presentation

The annual consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

3. Significant accounting policies

a) Critical accounting judgments and key estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. These and other estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in these estimates could be material.

Management also makes judgments while applying accounting policies that could affect amounts recorded in its consolidated financial statements. Significant judgments include the identification of cash generating units (“CGUs”) for impairment testing purposes, determining whether a CGU or Exploration and Evaluation (“E&E”) asset has an impairment indicator and determining whether an E&E asset is technically feasible and commercially viable.

The following are the estimates that management has made in applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements.

i) Reserve estimates

Commercial petroleum reserves are determined based on estimates of petroleum-in-place, recovery factors and future oil and natural gas prices and costs. Penn West engages an independent qualified reserve evaluator to audit or evaluate all of the Company’s oil and natural gas reserves at each year-end.

Reserve adjustments are made annually based on actual oil and natural gas volumes produced, the results from capital programs, revisions to previous estimates, new discoveries and acquisitions and dispositions made during the year and the effect of changes in forecast future crude oil and natural gas prices. There are a number of estimates and assumptions that affect the process of evaluating reserves.

Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a high degree of certainty (at least 90 percent) those quantities will be exceeded. Proved plus probable reserves are the estimated quantities of crude oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a 50 percent certainty those quantities will or will not be exceeded. Penn West reports production and reserve quantities in accordance with Canadian practices and specifically in accordance with “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”).

The estimate of proved plus probable reserves is an essential part of the depletion calculation, the impairment test and hence the recorded amount of oil and gas assets.

Contingent Resources are defined in the COGE Handbook as those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which do not currently qualify as Reserves or commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. The estimate of contingent resources may be included as part of the recoverable amount in the impairment test.

Penn West cautions users of this information that the process of estimating crude oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on current and forecast economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include commodity prices, new technology, changing economic conditions, future reservoir performance and forecast development activity.

ii) Recoverability of asset carrying values

Penn West assesses its property, plant and equipment (“PP&E”) and goodwill for impairment by comparing the carrying amount to the recoverable amount of the underlying assets. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. Future cash flows are calculated based on estimates of future commodity prices and inflation and are discounted based on management’s current assessment of market conditions.

iii) Recoverability of exploration and evaluation assets

E&E assets are assessed for impairment by comparing the carrying amount to the recoverable amount. The assessment of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans, and future revenue and costs expected from the asset, if any.

iv) Decommissioning liability

Penn West recognizes a provision for future abandonment activities in the consolidated financial statements at the net present value of the estimated future expenditures required to settle the estimated obligation at the balance sheet date. The measurement of the decommissioning liability involves the use of estimates and assumptions including the discount rate, the amount and expected timing of future abandonment costs and the inflation rate related thereto. The estimates were made by management and external consultants considering current costs, technology and enacted legislation.

v) Fair value calculation on share-based payments

The fair value of share-based payments is calculated using a Black-Scholes model. There are a number of estimates used in the calculation such as the expected future forfeiture rate, the expected period the share-based compensation is outstanding and the future price volatility of the underlying security all of which can vary from expectations. The factors applied in the calculation are management’s estimates based on historical information and future forecasts.

vi) Fair value of risk management contracts

Penn West records risk management contracts at fair value with changes in fair value recognized in income. The fair values are determined using external counterparty information which is compared to observable market data.

vii) Taxation

The calculation of deferred income taxes is based on a number of assumptions including estimating the future periods in which temporary differences and other tax credits will reverse and the general assumption that substantively enacted future tax rates at the balance sheet date will be in effect when differences reverse.

viii) Litigation

Penn West records provisions related to legal matters if it is probable that the Company will not be successful in defending the claim and if an amount can be reasonably estimated. Determining the probability of a claim being defended is subject to considerable judgment. Additionally, the potential claim is generally a wide range of figures and a single estimate must be made when recording a provision. Contingencies will only be resolved or unfounded when one or more future events occur. The assessment of contingencies involves significant judgment and estimates of the potential outcome of future events.

ix) Basis of Presentation

In the preparation of Financial Statements, Management is required to identify when events or conditions indicate that significant doubt may exist about the Company’s ability continue as a going concern.

Significant doubt about the Company’s ability to continue as a going concern would exist when relevant conditions and events, considered in the aggregate, indicate that it is probable that the Company will not be able to meet its obligations as they become due for a period at least, but not limited to twelve months from the balance sheet date. When the Company identifies conditions or events that raise potential for significant doubt about its ability to continue as a going concern, the Company considers whether its plans that are intended to mitigate those relevant conditions or events will alleviate the potential significant doubt. The mitigating effect of management’s plans are considered to the extent that; i) it is probable that the plans will be effectively implemented and, if so, ii) it is probable that the plans will mitigate the conditions or events that raise significant doubt about the company’s ability to continue as a going concern.

In order to address the Company’s liquidity issues, management is actively addressing this as follows:

The Company’s Board of Directors recently approved a capital budget of $50 million for fiscal 2016. This budget responds to the significant decline in commodity prices and includes capital spending levels 90 per cent lower than the 2015 planned capital program and limits total expenditures to funds flow from operations.

As a result of continued declines in commodity price forecasts, if current strip pricing continues, the Company anticipates it will not be in compliance with its existing financial covenants by the end of the second quarter of 2016. The Company is considering several options that address the risk of default, including engaging its lenders to amend its financial covenants, reaching agreements on additional non-core property dispositions or securing additional subordinated debt and/or equity capital from strategic investors. Additionally, due to an active hedging program, the Company has a number of favorable hedging positions which could be monetized if approved by its lenders.

After considering its plans to mitigate the going concern risk, Management has concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. Furthermore, the estimates made by management in reaching this conclusion are based on information available as of the date these financial statements were authorized for issuance. Accordingly, actual circumstances will differ from those estimates and the variation may be material.

b) Business combinations

Penn West uses the acquisition method to account for business combinations. The net identifiable assets and liabilities acquired in transactions are generally measured at their fair value on the acquisition date. The acquisition date is the closing date of the business combination. Acquisition costs incurred by Penn West to complete a business combination are expensed in the period incurred except for costs related to the issue of any debt or equity securities, which are recognized based on the nature of the related financing instrument.

Revisions may be made to the initial recognized amounts determined during the measurement period, which shall not exceed one year after the close date of the acquisition.

c) Goodwill

Penn West recognizes goodwill on a business combination when the total purchase consideration exceeds the net identifiable assets acquired and liabilities assumed of the acquired entity. Following initial recognition, goodwill is recognized at cost less any accumulated impairment losses.

Goodwill is not amortized and the carrying amount is assessed for impairment on an annual basis at December 31, or more frequently if circumstances arise that indicate impairment may have occurred. To test for impairment, the carrying amount of the CGU including goodwill, if any, associated with the CGU, is compared to the recoverable amount of the CGU or group of CGUs to which the goodwill is associated. If the recoverable amount of the CGU exceeds the carrying value, then no impairment exists. If the carrying value of the CGU exceeds the recoverable amount of the CGU, then an impairment loss shall be recorded. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell and its value-in-use. Goodwill impairment losses are not reversed in subsequent periods.

d) Revenue

Penn West generally recognizes oil and natural gas revenue when title passes from Penn West to the purchaser or, in the case of services, as contracted services are performed.

Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of crude oil, natural gas and natural gas liquids (prior to deduction of transportation costs) is recognized when all the following conditions have been satisfied:

•	The significant risks and rewards of ownership of the goods have been transferred to the buyer;

•	There is no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

•	The amount of revenue can be reliably measured;

•	It is probable that the economic benefits associated with the transaction will flow to Penn West; and

•	The costs incurred or to be incurred in respect of the transaction can be reliably measured.

e) Joint arrangements

The consolidated financial statements include Penn West’s proportionate interest of jointly controlled assets and liabilities and its proportionate interest of the revenue, royalties and operating expenses. A significant portion of Penn West’s exploration and development activities are conducted jointly with others and involve jointly controlled assets. Under such arrangements, Penn West has the exclusive rights to its proportionate interest in the assets and the economic benefits generated from its share of the assets. Income from the sale or use of Penn West’s interest in jointly controlled assets and its share of expenses is recognized when it is probable that the economic benefits associated with the transactions will flow to/from Penn West and the amounts can be reliably measured.

The Peace River Oil Partnership is a joint operation and Penn West records its 55 percent interest of revenues, expenses, assets and liabilities.

f) Transportation expense

Transportation costs are paid by Penn West for the shipping of natural gas, crude oil and natural gas liquids from the wellhead to the point of title transfer to buyers. These costs are recognized as services are received.

g) Foreign currency translation

Penn West and each of its subsidiaries use the Canadian dollar as their functional currency. Monetary items, such as accounts receivable and long-term debt, are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items, such as PP&E, are translated to Canadian dollars at the rate of exchange in effect when the associated transactions occurred. Revenues and expenses denominated in foreign currencies are translated at the exchange rate on the date of the transaction. Foreign exchange gains or losses on translation are included in income.

h) E&E

i) Measurement and recognition

E&E assets are initially measured at cost. Items included in E&E primarily relate to exploratory drilling, geological & geophysical activities, acquisition of mineral rights and technical studies. These expenditures are classified as E&E assets until the technical feasibility and commercial viability of extracting oil and natural gas from the assets has been determined.

ii) Transfer to PP&E

E&E assets are transferred to PP&E when they are technically feasible and commercially viable which is generally when proved reserves have been assigned to the asset. If proved reserves will not be established through the completion of E&E activities and there are no plans for development activity in a field, based on their recoverable amount, the E&E assets are charged to income as E&E expense. Any revenue, royalties, operating expenses and depletion prior to transfer are recognized in the statement of income (loss).

iii) Pre-license costs

Pre-license expenditures incurred before Penn West has obtained the legal rights to explore for hydrocarbons in a specific area are expensed.

iv) Impairment

E&E assets are tested for impairment when facts or circumstances indicate that a possible impairment may exist and prior to reclassification to PP&E. E&E impairment losses may be reversed in subsequent periods.

i) PP&E

i) Measurement and recognition

Oil & Gas properties are included in PP&E at cost, less accumulated depletion and depreciation and any impairment losses. The cost of PP&E includes costs incurred initially to acquire or construct the item and betterment costs.

Capital expenditures are recognized as PP&E when it is probable that future economic benefits associated with the investment will flow to Penn West and the cost can be reliably measured. PP&E includes capital expenditures incurred in the development phases, acquisition and disposition of PP&E, costs transferred from E&E and additions to the decommissioning liability.

ii) Depletion and Depreciation

Except for components with a useful life shorter than the reserve life of the associated property, resource properties are depleted using the unit-of-production method based on production volumes before royalties in relation to total proved plus probable reserves. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, Penn West includes estimated future costs to develop proved plus probable reserves and excludes estimated equipment salvage values. Changes to reserve estimates are included in the depletion calculation prospectively.

Components of PP&E that are not depleted using the unit-of-production method are depreciated on a straight-line basis over their useful life. The turnaround component has an estimated useful life of three to five years and the corporate asset component has an estimated useful life of 10 years.

iii) Derecognition

The carrying amount of an item of PP&E is derecognized when no future economic benefits are expected from its use or upon sale to a third party. The gain or loss arising from derecognition is included in income and is measured as the difference between the net proceeds, if any, and the carrying amount of the asset.

iv) Major maintenance and repairs

Ongoing costs to maintain properties are generally expensed as incurred. These costs include the cost of labour, consumables and small parts. The costs of material replacement parts, turnarounds and major inspections are capitalized provided it is probable that future economic benefits in excess of cost will be realized and such benefits are expected to extend beyond the current operating period. The carrying amount of a replaced part is derecognized in accordance with Penn West’s derecognition policies.

v) Impairment of oil and natural gas properties

Penn West reviews oil and gas properties for circumstances that indicate its assets may be impaired at the end of each reporting period. These indicators can be internal (i.e. reserve changes) or external (i.e. market conditions) in nature. If an indication of impairment exists, Penn West completes an impairment test, which compares the estimated recoverable amount to the carrying value. The estimated recoverable amount is defined under IAS 36 (“Impairment of Assets”) as the higher of an asset’s or CGU’s fair value less costs to sell and its value-in-use.

Where the recoverable amount is less than the carrying amount, the CGU is considered to be impaired. Impairment losses identified for a CGU are allocated on a pro rata basis to the asset categories within the CGU. The impairment loss is recognized as an expense in income.

Value-in-use is computed as the present value of future cash flows expected to be derived from production. Present values are calculated using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Under the fair value less cost to sell method the recoverable amount is determined using various factors, which can include external factors such as observable market conditions and comparable transactions and internal factors such as discounted cash flows related to reserve and resource studies and future development plans.

Impairment losses related to PP&E can be reversed in future periods if the estimated recoverable amount of the asset exceeds the carrying value. The impairment recovery is limited to a maximum of the estimated depleted historical cost if the impairment had not been recognized. The reversal of the impairment loss is recognized in depletion, depreciation and impairment.

vi) Other Property, Plant and Equipment

Penn West’s corporate assets include computer hardware and software, office furniture, buildings and leasehold improvements and are depreciated on a straight-line basis over their useful lives. Corporate assets are tested for impairment separately from oil and gas assets.

j) Share-based payments

The fair value of options granted under the Stock Option Plan (the “Option Plan”) are recognized as compensation expense with a corresponding increase to other reserves in shareholders’ equity over the term of the options based on a graded vesting schedule. Penn West measures the fair value of options granted under these plans at the grant date using the Black-Scholes option-pricing model. The fair value is based on market prices and considers the terms and conditions of the share options granted.

The fair value of awards granted under the Restricted Share Unit Plan (“RSU”), the Deferred Share Unit Plan (“DSU”) and the Performance Share Unit Plan (“PSU”) are based on a fair value calculation on each reporting date using the awards outstanding and Penn West’s share price from the Toronto Stock Exchange (“TSX”) on each balance sheet date. The fair value of the awards is expensed over the vesting period based on a graded vesting schedule. Subsequent increases and decreases in the underlying share price result in increases and decreases, respectively, to the accrued obligation until the related instruments are settled.

k) Provisions

i) General

Provisions are recognized based on an estimate of expenditures required to settle present obligations at the end of the reporting period. The provision is risk adjusted to take into account any uncertainties. When the effect of the time value of money is material, the amount of a provision is calculated as the present value of the future expenditures required to settle the obligations. The discount rate reflects the current assessment of the time value of money and risks specific to the liability when those risks have not already been reflected as an adjustment to future cash flows.

ii) Decommissioning liability

The decommissioning liability is the present value of Penn West’s future costs of obligations for property, facility and pipeline abandonment and site restoration. The liability is recognized on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability and the related asset. Actual decommissioning expenditures, up to the recorded liability at the time, are charged to the liability as the costs are incurred. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset.

l) Leases

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership of the related asset to the lessee. Operating lease payments are expensed on a straight-line basis over the life of the lease.

m) Share capital

Common shares are classified as equity. Share issue costs are recorded in shareholder’s equity, net of applicable taxes. Dividends are paid at the discretion of the Board of Directors and are deducted from retained earnings.

If issued, preferred shares would be classified as equity and could be issued in one or more series.

n) Earnings per share

Earnings per share is calculated by dividing net income or loss attributable to the shareholders by the weighted average number of common shares outstanding during the period. Penn West computes the dilutive impact of equity instruments other than common shares assuming the proceeds received from the exercise of in-the-money share options are used to purchase common shares at average market prices.

o) Taxation

Income taxes are based on taxable income in a taxation year. Taxable income normally differs from income reported in the consolidated statement of income as it excludes items of income or expense that are taxable or deductible in other years or are not taxable or deductible for income tax purposes.

Penn West uses the liability method of accounting for deferred income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Deferred income taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when deferred income tax assets and liabilities are realized or settled.

p) Financial instruments

Financial instruments are measured at fair value and recorded on the balance sheet upon initial recognition of an instrument. Subsequent measurement and changes in fair value will depend on initial classification, as follows:

•	Fair value through profit or loss financial assets and liabilities and derivative instruments classified as held for trading or designated as fair value through profit or loss are measured at fair value and subsequent changes in fair value are recognized in income;

•	Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are initially measured at fair value with subsequent changes at amortized cost;

•	Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in equity until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recognized in income;

•	Held to maturity financial assets and loans and receivables are initially measured at fair value with subsequent measurement at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial asset and allocates interest income or expense over the applicable period. The rate used discounts the estimated future cash flows over either the expected life of the financial asset or liability or a shorter time-frame if it is deemed appropriate; and

•	Other financial liabilities are initially measured at fair value with subsequent changes to fair value measured at amortized cost.

Penn West’s current classifications are as follows:

•	Cash and cash equivalents and accounts receivable are designated as loans and receivables;

•	Accounts payable and accrued liabilities, dividends payable and long-term debt are designated as other financial liabilities; and

•	Risk management contracts are derivative financial instruments measured at fair value through profit or loss.

Penn West assesses each financial instrument, except those valued at fair value through profit or loss, for impairment at the reporting date and records the gain or loss in income during the period.

q) Embedded derivatives

An embedded derivative is a component of a contract that affects the terms of another factor, for example, rent costs that fluctuate with oil prices. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative if the following conditions are met:

•	The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•	The embedded item, itself, meets the definition of a derivative; and

•	The hybrid contract is not measured at fair value or designated as held for trading.

At December 31, 2015, Penn West had an embedded derivative related to a crude oil assignment contract; please refer to note 11 for details.

r) Classification of debt or equity

Penn West classifies financial liabilities and equity instruments in accordance with the substance of the contractual arrangement and the definitions of a financial liability or an equity instrument.

Penn West’s debt instruments currently have requirements to deliver cash at the end of the term thus are classified as liabilities.

s) Enhanced oil recovery

The value of proprietary injectants is not recognized as revenue until produced and sold to third parties. The cost of injectants purchased from third parties for enhanced oil recovery projects is included in PP&E. Injectant costs are depleted over the period of expected future economic benefit on a unit-of-production basis. Costs associated with the production of proprietary injectants are expensed.

t) Future accounting pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IAS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after January 1, 2019. Penn West is currently assessing the impact of the standard.

4. Working capital

	As at December 31
	2015	2014
Cash	$2	$67

Components of accounts receivable
Trade	$84	$55
Accruals	70	127

	$154	$182

Components of other assets
Prepaid expenses	$37	$41
Other	5	5

	$42	$46

Components of accounts payable and accrued liabilities
Accounts payable	$140	$79
Royalty payable	58	82
Capital accrual	65	195
Operating accrual	76	102
Share-based compensation liability	4	5
Other	37	66

	$380	$529

Accounts receivable

Penn West continuously monitors credit risk and maintains credit policies to ensure collection risk is limited. Receivables are primarily with customers in the oil and gas industry and are subject to normal industry credit risk. Receivables over 90 days are classified as past due and are assessed for collectability. If an amount is deemed to be uncollectible, it is expensed through income.

As at December 31, based on Penn West’s credit assessments, provisions have been made for amounts deemed uncollectible. As at December 31, the following accounts receivable amounts were outstanding.

	Current	30-90 days	90+ days	Total
2015	$102	$35	$17	$154
2014	$159	$16	$7	$182

5. Deferred funding assets

Deferred funding amounts relate to Penn West’s share of capital and operating expenses to be funded by Penn West’s partner in the Peace River Oil Partnership and Penn West’s share of capital expenditures to be funded by Penn West’s partner in the Cordova Joint Venture. Amounts expected to be settled within the next 12 months are classified as current.

	As at December 31
	2015	2014
Peace River Oil Partnership	$149	$195
Cordova Joint Venture	82	84

Total	$231	$279

Current portion	$63	$84
Long-term portion	168	195

Total	$231	$279

6. Exploration and evaluation assets

	Year ended December 31
	2015	2014
Balance, beginning of year	$505	$645
Capital expenditures	10	92
Joint venture, carried capital	—	16
Expensed	(7)	(16)
Impairment	(252)	—
Transfers to PP&E	(13)	(232)

Balance, end of year	$243	$505

On December 31, 2015 as a result of a decrease in commodity price forecasts and an associated reduction in Penn West’s planned future capital expenditures, Penn West assessed its E&E plays for impairment indicators. Due to minimal capital activity planned in its natural gas weighted properties within the Cordova area of British Columbia, the Company completed an impairment test on this property and concluded that the carrying amount exceeded its fair value which resulted in an impairment charge of $185 million ($252 million before-tax). In the future, as commodity price forecasts fluctuate, the Company will assess its plans in the area which could lead to an increase in the recoverable amount and the potential for a reversal of the impairment.

At December 31, 2014, no impairment existed related to exploration and evaluation assets. An impairment test was completed on amounts reclassified into PP&E during 2014 at which time the estimated fair value exceeded the carrying amount and no impairment was indicated.

Penn West’s non-cash E&E expense primarily relates to land expiries and minor properties not expected to be continued into the development phase.

7. Property, plant and equipment

Cost

	Oil and gas assets	Facilities	Turnarounds	Corporate assets	Total
Balance at January 1, 2014	$12,356	$5,450	$15	$153	$17,974
Capital expenditures	397	232	—	11	640
Joint venture, carried capital	13	—	—	—	13
Acquisitions	10	2	—	—	12
Dispositions	(1,133)	(283)	—	—	(1,416)
Transfers from E&E	186	46	—	—	232
Net decommissioning additions	1	—	—	—	1

Balance at December 31, 2014	$11,830	$5,447	$15	$164	$17,456
Capital expenditures	288	167	—	5	460
Joint venture, carried capital	31	—	—	—	31
Acquisitions	6	1	—	—	7
Dispositions	(1,231)	(308)	—	—	(1,539)
Transfers from E&E	10	3	—	—	13
SR&ED tax credits (note 12)	(29)	—	—	—	(29)
Net decommissioning dispositions	(189)	—	—	—	(189)

Balance at December 31, 2015	$10,716	$5,310	$15	$169	$16,210

Accumulated depletion, depreciation and impairment

	Oil and gas Assets	Facilities	Turnarounds	Corporate assets	Total
Balance at January 1, 2014	$6,947	$1,873	$12	$67	$8,899
Depletion and depreciation	576	160	1	13	750
Impairments	413	221	—	—	634
Dispositions	(586)	(147)	—	—	(733)

Balance at December 31, 2014	$7,350	$2,107	$13	$80	$9,550
Depletion and depreciation	503	149	1	14	667
Impairments	1,360	340	—	—	1,700
Dispositions	(682)	(170)	—	—	(852)

Balance at December 31, 2015	$8,531	$2,426	$14	$94	$11,065

Net book value

	As at December 31
	2015	2014
Total	$5,145	$7,906

In 2015, Penn West recorded a net gain on dispositions of $85 million (2014 - $190 million loss), which included $6 million expense related to advisory fees (2014 – nil).

Due to decreases in commodity price forecasts from September 30, 2015, Penn West determined that there were indicators of impairment at December 31, 2015 and completed impairment tests on all CGU’s and consequently recorded an $632 million impairment charge ($866 million before-tax). On a CGU basis, the after-tax impairment charges were as follows: Swan Hills ($228 million), Slave Point ($133 million), Cardium ($130 million), Edmonton ($73 million), Fort St. John ($42 million) and Wainwright ($26 million). The impairments recorded in areas outside the Cardium were primarily due to lower commodity price forecasts compared to September 30, 2015, lower estimated reserve recoveries and minimal future development capital planned in these areas. The impairment in the Cardium was due to lower commodity price forecasts compared to September 30, 2015 and a reduction in future development costs to align with the Company’s current year capital budget. The Company will continue to assess its development plans in all areas as commodity prices fluctuate which could result in an increase in the recoverable amount and the potential for a reversal of the impairment.

The recoverable amounts used in the impairment tests were based on either the fair value less cost to sell or the value-in-use method depending on the CGU and were calculated using proved plus probable reserves and incremental development drilling locations supported by contingent resource studies at a pre-tax discount rate of 10 percent. The incremental development drilling location value was based on management’s internal estimates considering well performance and recent well and type curve assumptions. The contingent resources were based on external contingent resource evaluations and were updated to reflect the current cost structure of the Company and the benchmark prices and assumptions as outlined below.

The following table outlines benchmark prices the Company used in the impairment tests as at December 31, 2015:

	WTI ($US/ bbl)	AECO ($CAD/mcf)	Exchange rate ($US equals $1 CAD)
2016	$45.00	$2.25	$0.75
2017	60.00	2.95	0.80
2018	70.00	3.42	0.83
2019	80.00	3.91	0.85
2020	81.20	4.20	0.85
2021 – 2026	$85.57	$4.47	$0.85
Thereafter (inflation percentage)	1.5%	1.5%	—

During the third quarter of 2015, Penn West recorded a $318 million impairment charge ($435 million before-tax) related to certain properties in the Fort St. John area of northeastern British Columbia and in the Swan Hills and Wainwright areas of Alberta primarily as a result of decreases in commodity price forecasts. Also, as a result of entering into two definitive sale agreements during the third quarter of 2015, at September 30, 2015, the Company classified certain non-core assets located in the Mitsue area of Central Alberta and in the Weyburn area of Southeast Saskatchewan as assets held for sale and recorded a $291 million impairment ($399 million before-tax). During the fourth quarter of 2015, the Mitsue disposition closed for total proceeds of $193 million and the Weyburn disposition closed for total proceeds of $205 million, subject to post-closing adjustments.

On December 31, 2014, Penn West recorded a $473 million impairment charge ($634 million after-tax) primarily related to certain properties in the Fort St. John area of northeastern British Columbia, in the Swan Hills area of Alberta and in certain properties in Manitoba. This was mainly due to lower commodity price forecasts compared to the prior year and minimal future development capital planned in these areas. The recoverable amounts used in the impairment tests, based on fair value less cost to sell, related to these CGUs were calculated using proved plus probable reserves and incremental development drilling locations at a pre-tax discount rate of 10 percent.

8. Goodwill

	Year ended December 31
	2015	2014
Balance, beginning of year	$734	$1,912
Dispositions	(28)	(78)
Impairment	(706)	(1,100)

Balance, end of year	$—	$734

Penn West’s opening goodwill balance is primarily associated with a group of CGUs which represent light-oil properties in the Cardium, Slave Point, Swan Hills and Edmonton areas of Alberta and the Viking primarily within Saskatchewan.

Penn West completed a goodwill impairment test on the group of CGUs at December 31, 2015 and the carrying value exceeded the recoverable amount resulting in an impairment charge of $684 million. The recoverable amount was determined based on the fair value less cost to sell method. The key assumptions used in determining the recoverable amount include the forecasted commodity prices, future development costs, future cash flows using reserve and resource forecasts, discount rates, foreign exchange rates and inflation rates estimated by independent reserve engineers and other internal estimates based on historical experiences and trends.

These values were based on future cash flows of proved plus probable reserves discounted at a rate of pre-tax 10 percent (2014 – 10 percent). The future cash flows also consider, when appropriate, past capital activities, competitor analysis, observable market conditions, comparable transactions and future development costs primarily based on anticipated development capital programs.

Additionally during 2015, the Company recorded $22 million of goodwill impairment as a result of classifying certain non-core assets as assets held for sale during the third quarter.

On December 31, 2014, Penn West completed a goodwill impairment test and the carrying value exceeded the recoverable, thus an impairment was recorded. The recoverable amount was determined based on the fair value less cost to sell method.

9. Long-term debt

	As at December 31
	2015	2014
Bankers’ acceptances and prime rate loans	$462	$—

U.S. Senior secured notes – 2007 Notes (1)
6.18%, US$160 million, matured May 31, 2015	—	185
7.30%, US$98 million, maturing May 31, 2017	136	180
7.40%, US$85 million, maturing May 31, 2019	118	162
7.55%, US$10 million, maturing May 31, 2022	14	23
Senior secured notes – 2008 Notes (1)
7.62%, US$118 million, maturing May 29, 2016	164	177
7.66%, CAD$30 million, maturing May 29, 2018	30	30
7.80%, US$180 million, maturing May 29, 2018	249	323
7.90%, US$36 million, maturing May 29, 2020	49	57
UK Senior secured notes – UK Notes (1)
6.95%, £35 million, maturing July 31, 2018 (2)	71	103
Senior secured notes – 2009 Notes (1)
10.39%, US$18 million, maturing May 5, 2016	24	40
10.82%, US$32 million, maturing May 5, 2019	44	39
10.39%, US$15 million, maturing May 5, 2019 (3)	20	29
9.15%, £14 million, maturing May 5, 2019 (4)	29	36
9.22%, €6 million, maturing May 5, 2019 (5)	9	14
Senior secured notes – 2010 Q1 Notes (1)
4.53%, US$28 million, matured March 16, 2015	—	32
4.88%, CAD$50 million, matured March 16, 2015	—	50
6.79%, US$51 million, maturing March 16, 2017	71	75
7.35%, US$74 million, maturing March 16, 2020	103	132
7.45%, US$13 million, maturing March 16, 2022	17	29
7.60%, US$10 million, maturing March 16, 2025	14	23
Senior secured notes – 2010 Q4 Notes (1)
5.94%, CAD$7 million, matured December 2, 2015	—	10
5.67%, US$18 million, maturing December 2, 2017	25	21
6.88%, CAD$27 million, maturing December 2, 2020	27	50
6.38%, US$60 million, maturing December 2, 2020	83	98
6.48%, US$18 million, maturing December 2, 2022	25	21
6.73%, US$25 million, maturing December 2, 2025	35	58
Senior secured notes – 2011 Q4 Notes (1)
5.14%, US$20 million, maturing November 30, 2016	27	29
5.73%, US$3 million, maturing November 30, 2018	4	14
6.13%, CAD$16 million, maturing November 30, 2018	16	30
6.29%, US$53 million, maturing November 30, 2021	74	79

Total long-term debt	$1,940	$2,149

(1)	Interest rate per note can fluctuate based on consolidated debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes bear interest at 8.45 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment (refer to Note 11).
(3)	This portion of the 2009 Notes has equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining six years.
(4)	These notes bear interest at 10.65 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 9.15 percent in Canadian dollars and to fix the exchange rate on the repayment (refer to Note 11).
(5)	These notes bear interest at 10.72 percent in Euros, however, contracts were entered into which fixed the interest rate at 9.22 percent in Canadian dollars and to fix the exchange rate on the repayment (refer to Note 11).

There were no senior notes issued in either 2015 or 2014.

The split between current and non-current long-term debt is as follows:

	As at December 31
	2015	2014
Current portion	$222	$283
Long-term portion	1,718	1,866

Total	$1,940	$2,149

Additional information on Penn West’s senior secured notes was as follows:

	As at December 31
	2015	2014
Weighted average remaining life (years)	3.1	3.7
Weighted average interest rate (1)	7.6%	6.0%

(1)	Includes the effect of cross currency swaps (refer to note 11).

The estimated fair values of the principal and interest obligations of the outstanding senior secured notes were as follows:

	As at December 31
	2015	2014
2007 Notes	$249	$560
2008 Notes	470	612
UK Notes	66	106
2009 Notes	123	183
2010 Q1 Notes	183	339
2010 Q4 Notes	176	239
2011 Notes	101	141

Total	$1,368	$2,180

At December 31, 2015, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion maturing on May 6, 2019. The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At December 31, 2015, the Company had $689 million of unused credit capacity available.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. As at December 31, 2015, 24 percent (2014 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

Letters of credit totalling $49 million were outstanding on December 31, 2015 (2014 – $30 million) that reduce the amount otherwise available to be drawn on the bank facility.

During 2015, Penn West repaid senior notes in an aggregate amount of US$193 million and $57 million as part of normal maturities and additional amounts of US$445 million, $40 million, £28 million and €4 million of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. In 2015, Penn West also repaid a total of $147 million outstanding under its syndicated bank facility using asset disposition proceeds. Penn West records unrealized foreign exchange gains or losses on its senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.

The split between realized and unrealized foreign exchange is as follows:

	Year ended December 31
	2015	2014
Realized foreign exchange loss on debt maturities	$(36)	$(3)
Realized foreign exchange loss on debt pre-payments	(123)	—
Unrealized foreign exchange loss	(151)	(152)

Foreign exchange loss	$(310)	$(155)

The Company is subject to certain financial covenants under its syndicated bank facility and senior notes. These types of financial covenants are typical for senior lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization, as more specifically defined in the applicable lending agreements. At December 31, 2015, the Company was in compliance with all of its financial covenants under such lending agreements.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after September 30, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility. During 2015, Penn West had closed $800 million in asset dispositions with the proceeds used for debt prepayments to its noteholders and syndicated bank facility.

As a result of continued declines in commodity price forecasts, if current strip pricing continues, the Company anticipates it will not be in compliance with its existing financial covenants by the end of the second quarter of 2016. The Company is considering several options that address the risk of default, including engaging its lenders to amend its financial covenants, reaching agreements on additional non-core property dispositions or securing additional subordinated debt and/or equity capital from strategic investors. Additionally, due to an active hedging program, the Company has a number of favorable hedging positions which could be monetized if approved by its lenders.

10. Decommissioning liability

The decommissioning liability is based upon the present value of Penn West’s net share of estimated future costs of obligations to abandon and reclaim all wells, facilities and pipelines. These estimates were made by management using information from internal analysis and external consultants assuming current costs, technology and enacted legislation.

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (2014 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.5 percent (2014 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

The split between current and non-current decommissioning liability is as follows:

	As at December 31
	2015	2014
Current portion	$21	$52
Long-term portion	376	533

Total	$397	$585

Changes to the decommissioning liability were as follows:

	Year ended December 31
	2015	2014
Balance, beginning of year	$585	$603
Net liabilities disposed (1)	(61)	(75)
Increase (decrease) due to changes in estimates (2)	(128)	76
Liabilities settled	(36)	(55)
Accretion charges	37	36

Balance, end of year	$397	$585

(1)	Includes additions from drilling activity, facility capital spending and disposals from net property dispositions.
(2)	Includes $153 million decrease as a result of the increase in the discount rate (2014 – nil).

11. Risk management

Financial instruments consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior notes described in Note 9, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the syndicated bank facility.

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at December 31, 2015 and 2014, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

A comparison of the carrying value to the fair value of the financial instruments included in the balance sheet was as follows:

		Carrying value		Fair value
	Classification	2015	2014	2015	2014
Accounts receivable	Loans and receivables	$154	$182	$154	$182
Derivative financial assets	FV through profit/loss	107	133	107	133
Derivative financial liabilities	FV through profit/loss	3	19	3	19
Accounts payable and accrued liabilities	Financial liabilities	380	529	380	529
Dividends payable	Financial liabilities	—	70	—	70
Bankers’ acceptances and prime rate loans	Financial liabilities	462	—	462	—
Senior notes (1)	Financial liabilities	$1,478	$2,149	$1,368	$2,180

(1)	Calculated as the present value of the interest and principal payments at December 31.

The following table reconciles the changes in the fair value of financial instruments outstanding:

	Year ended December 31
Risk management asset (liability)	2015	2014
Balance, beginning of year	$114	$12
Unrealized gain (loss) on financial instruments:
Commodity collars, swaps and assignments	13	51
Electricity swaps	6	(2)
Interest rate swaps	—	1
Foreign exchange forwards	(47)	48
Cross currency swaps	18	4

Total fair value, end of year	$104	$114

Total fair value consists of the following:
Fair value, end of year – current asset portion	$44	$31
Fair value, end of year – current liability portion	(3)	(9)
Fair value, end of year – non-current asset portion	63	102
Fair value, end of year – non-current liability portion	—	(10)

Total fair value, end of year	$104	$114

Penn West records its risk management assets and liabilities on a net basis in the consolidated balance sheets. Excluding offsetting of counterparty positions, Penn West’s risk management assets and liabilities were as follows:

	As at December 31
	2015	2014
Risk management
Current asset	$44	$31
Non-current asset	63	102
Current liability	(3)	(9)
Non-current liability	$—	$(10)

Penn West had the following financial instruments outstanding as at December 31, 2015. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within Penn West’s credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume		Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps		19,000 mcf/d	Jan/16 – Dec/16	$3.08/mcf	$4

Crude Oil
WTI Swaps		5,000 bbl/d	Jan/16 – Dec/16	$72.08/bbl	27
WTI Swaps		4,500 bbl/d	Jan/16 – Mar/16	$73.67/bbl	8
WTI Swaps		2,000 bbl/d	Apr/16 – Jun/16	$68.25/bbl	2
WTI Swaps		1,000 bbl/d	Jul/16 – Sep/16	$66.05/bbl	1
WTI Swaps		1,000 bbl/d	Oct/16 – Dec/16	$67.05/bbl	1
WTI Swaps		3,000 bbl/d	Jan/17 – Mar/17	$69.37/bbl	2

Electricity swaps
Alberta Power Pool		25 MW	Jan/16 – Dec/16	$49.90/MWh	(4)

Crude oil assignment
18 – month term		10,000 boe/d	Jan/16 – May/16	Differential WCS (Edm) vs. WCS (USGC)	2

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$	140	2016 – 2019	0.9951 CAD/USD	51
Short-term (< 1 year)	US$	9	2016	1.3883 CAD/USD	—

Cross currency swaps
10-year initial term		£57	2018	2.0075 CAD/GBP, 6.95%	4
10-year initial term		£20	2019	1.8051 CAD/GBP, 9.15%	6
10-year initial term		€10	2019	1.5870 CAD/EUR, 9.22%	—

Total					$104

Based on December 31, 2015 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $3 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1 million.

Subsequent to December 31, 2015, the Company entered into additional gas swaps as follows: 4,700 mcf per day of production from February to December of 2016 at AECO $2.69 per mcf and 4,700 mcf per day of production in 2017 at AECO $2.96 per mcf.

The components of risk management on the Consolidated Statements of Loss are as follows:

	Year ended December 31
	2015	2014
Realized
Settlement of commodity contracts/assignment	$63	$(42)
Monetization of commodity contracts	18	—
Settlement of foreign exchange contracts	40	2
Monetization of foreign exchange contracts	95	—

Total realized risk management gain (loss)	216	(40)

Unrealized
Commodity contracts	21	53
Electricity swaps	6	(2)
Interest rate swaps	—	1
Crude oil assignment	(8)	(2)
Foreign exchange contracts	(47)	48
Cross-currency swaps	18	4

Total unrealized risk management gain (loss)	(10)	102

Risk management gain	$206	$62

A realized loss of $16 million (2014 - $6 million loss) on electricity contracts has been included in operating expenses for 2015.

Market Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

Commodity Price Risk

Commodity price fluctuations are among the Company’s most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, world supply and demand fundamentals and geopolitical events. Natural gas prices are influenced by the price of alternative fuel sources such as oil or coal and by North American natural gas supply and demand fundamentals including the levels of industrial activity, weather, storage levels and liquefied natural gas activity. In accordance with policies approved by Penn West’s Board of Directors, the Company may, from time to time, manage these risks through the use of swaps, collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent, net of royalties, for one additional year thereafter. Risk management limits included in Penn West’s policies may be exceeded with specific approval from the Board of Directors.

Foreign Currency Rate Risk

Prices received for crude oil are referenced to US dollars, thus Penn West’s realized oil prices are impacted by Canadian dollar to US dollar exchange rates. A portion of the Company’s debt capital is denominated in US dollars, thus the principal and interest payments in Canadian dollars are also impacted by exchange rates. When considered appropriate, the Company may use financial instruments to fix or collar future exchange rates to fix the Canadian dollar equivalent of crude oil revenues or to fix US denominated long-term debt principal repayments.

In 2015, the Company monetized a total of US$404 million of foreign exchange forward contracts on senior notes and settled foreign exchange forward contracts as part of normal course maturities and on prepayments made to its noteholders. At December 31, 2015, the following foreign currency forward contracts were outstanding:

Nominal Amount	Settlement date	Exchange rate
Buy US$9	2016	1.388 CAD/USD
Buy US$70	2017	0.999 CAD/USD
Buy US$70	2019	0.991 CAD/USD

At December 31, 2015, Penn West had US dollar denominated debt with a face value of approximately US$800 million (2014 - US$1.0 billion) on which the repayment of the principal amount in Canadian dollars was not fixed.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. The Company’s accounts receivable are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk, which includes the ability to recover unpaid receivables by retaining the partner’s share of production when Penn West is the operator. For oil and natural gas sales and financial derivatives, a counterparty risk procedure is followed whereby each counterparty is reviewed on a regular basis for the purpose of assigning a credit limit and may be requested to provide security if determined to be prudent. For financial derivatives, the Company normally transacts with counterparties who are members of its banking syndicate or other counterparties that have investment grade bond ratings. Credit events related to all counterparties are monitored and credit exposures are reassessed on a regular basis. As necessary, provisions for potential credit related losses are recognized.

As at December 31, 2015, the maximum exposure to credit risk was $261 million (2014 – $315 million) which comprised of $154 million (2014 - $182 million) being the carrying value of the accounts receivable and $107 million (2014 – $133 million) related to the fair value of the derivative financial assets.

Interest Rate Risk

A portion of the Company’s debt capital can be held in floating-rate bank facilities, which results in exposure to fluctuations in short-term interest rates, which remain at lower levels than longer-term rates. From time to time, Penn West may increase the certainty of its future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. As at December 31, 2015, 24 percent of the Company’s long-term debt instruments were exposed to changes in short-term interest rates (2014 – none).

As at December 31, 2015, a total of $1.5 billion (2014 – $2.1 billion) of fixed interest rate debt instruments was outstanding with an average remaining term of 3.1 years (2014 – 3.7 years) and an average interest rate of 7.6 percent (2014 – 6.0 percent).

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its financial liabilities as they come due. Management utilizes short and long-term financial and capital forecasting programs to ensure credit facilities are sufficient relative to forecast debt levels, dividend and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of swaps, collars and other financial instruments to increase the predictability of cash flow from operating activities. Refer to Note 9 for further discussion on liquidity risk.

The following table outlines estimated future obligations for non-derivative financial liabilities as at December 31, 2015:

	2016	2017	2018	2019	2020	Thereafter
Senior secured notes	$222	$238	$375	$201	$263	$179
Accounts payable and accrued liabilities	376	—	—	—	—	—
Share-based compensation accrual	4	3	—	—	—	—

Total	$602	$241	$375	$201	$263	$179

12. Income taxes

The provision for income taxes is as follows:

	Year ended December 31
	2015	2014
Deferred tax recovery	$(619)	$(118)

The provision for income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:

	Year ended December 31
	2015	2014
Loss before taxes	$(3,265)	$(1,851)
Combined statutory tax rate (1)	26.2%	25.4%
Computed income tax recovery	$(855)	$(470)
Increase (decrease) resulting from:
Share-based compensation	1	2
Non-deductible foreign exchange losses	54	39
Disposition of goodwill	7	20
Non-deductible impairment	185	279
Changes in tax rates	41	—
Adjustments related to prior years	(53)	—
Other	1	12

Deferred tax recovery	$(619)	$(118)

(1)	The tax rate represents the combined federal and provincial statutory tax rates for the Company and its subsidiaries for the years ended December 31, 2015 and December 31, 2014.

Penn West has income tax filings that are subject to audit by taxation authorities, which may impact its deferred tax liability. Penn West does not anticipate adjustments arising from these audits and believes it has adequately provided for income taxes based on available information, however, adjustments that arise could be material.

During the second quarter, the corporate tax rate increased in Alberta from 10 percent to 12 percent which resulted in an increase in the Company’s deferred tax liability.

During 2015, with the Canada Revenue Agency (“CRA”) approval of the 2012 and 2013 SR&ED Investment Tax Credit (“ITC”) claims, the Company recognized $29 million of SR&ED ITC’s against the deferred tax liability and a reduction of PP&E assets.

The net deferred income tax liability is comprised of the following:

	Balance January 1, 2015	Provision (Recovery) in Income	Recognized in Property, Plant and Equipment	Balance December 31, 2015
Deferred tax liabilities (assets)
PP&E	$1,623	$(465)	$(29)	$1,129
Risk management	29	(17)	—	12
Decommissioning liability	(148)	41	—	(107)
Share-based compensation	(2)	—	—	(2)
Non-capital losses	(588)	(178)	—	(766)

Net deferred tax liability	$914	$(619)	$(29)	$266

	Balance January 1, 2014	Provision (Recovery) in Income	Recognized in Property, Plant and Equipment	Balance December 31, 2014
Deferred tax liabilities (assets)
PP&E	$1,940	$(309)	$(8)	$1,623
Risk management	3	26	—	29
Decommissioning liability	(153)	5	—	(148)
Share-based compensation	(5)	3	—	(2)
Non-capital losses	(745)	157	—	(588)

Net deferred tax liability	$1,040	$(118)	$(8)	$914

At December 31, 2015, Penn West had non-capital losses of $2.8 billion available for carry forward which expire in the years 2026 through 2030.

A deferred tax asset has not been recognized with respect to certain realized and unrealized capital losses in the amount of $223 million as these losses may only be applied against future capital gains.

13. Shareholders’ equity

a) Authorized

i) An unlimited number of Common Shares.

ii) 90,000,000 preferred shares issuable in one or more series.

Previously, Penn West had a Dividend Reinvestment and Optional Share Purchase Plan (the “DRIP”) that provided eligible shareholders the opportunity to reinvest quarterly cash dividends into additional common shares at a potential discount.

If issued, preferred shares of each series would rank on parity with the preferred shares of other series with respect to accumulated dividends and return on capital. Preferred shares would have priority over the Common shares with respect to the payment of dividends or the distribution of assets.

b) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2014	489,077,284	$8,913
Issued on exercise of equity compensation plans	1,067,000	12
Issued to dividend reinvestment plan	7,175,803	58

Balance, January 1, 2015	497,320,087	$8,983
Issued on exercise of equity compensation plans	—	1
Issued to dividend reinvestment plan	4,843,076	10

Balance, December 31, 2015	502,163,163	$8,994

	Year ended December 31
Other Reserves	2015	2014
Balance, beginning of year	$89	$80
Share-based compensation expense	4	10
Net benefit on options exercised (1)	(1)	(1)

Balance, end of year	$92	$89

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

Preferred Shares

No Preferred Shares were issued or outstanding.

14. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The current plan came into effect on January 1, 2011.

Under the terms of the plan, at December 31, 2015, the number of options reserved for issuance under the Option Plan shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. Subsequent to year-end, in March 2016, the Option Plan was amended by the Board of Directors so that the number of options reserved for issuance under the Option Plan shall not exceed 5.25 percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Year ended December 31
	2015		2014
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	14,460,158	$13.91	14,951,830	$17.63
Granted	5,122,600	1.85	8,332,400	8.84
Exercised	—	—	(1,067,000)	9.80
Forfeited	(8,987,030)	11.39	(7,757,072)	16.20

Outstanding, end of year	10,595,728	$10.21	14,460,158	$13.91

Exercisable, end of year	3,907,426	$17.21	4,162,904	$20.14

	Options Outstanding			Options Exercisable
Range of Grant Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$ 1.00 - $ 7.99	3,780,150	$2.29	4.2	148,238	$4.76
$ 8.00 - $14.99	4,649,800	10.21	2.7	1,840,250	10.74
$15.00 - $21.99	1,134,590	20.80	1.2	887,750	20.72
$22.00 - $27.99	1,031,188	27.55	0.3	1,031,188	27.55

	10,595,728	$10.21	1.9	3,907,426	$17.21

Restricted Share Unit (“RSU”) plan

Under the RSU plan (formerly named the Long-term Retention and Incentive Plan “LTRIP”), Penn West employees receive consideration that fluctuates based on Penn West’s share price on the TSX and, at the discretion of the Board, is paid in either cash or shares. Eligible employees receive a grant of a specific number of units (each of which notionally represents a common share) that vest over a three-year period with the value paid to the employee in either cash or shares on each vesting date. If the service requirements are met, the cash or share consideration paid is based on the number of units vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

	Year ended December 31
RSU awards (number of shares equivalent)	2015	2014
Outstanding, beginning of year	3,166,476	2,813,769
Granted	9,156,290	2,749,440
Vested and paid	(1,281,077)	(1,132,029)
Forfeited	(4,715,735)	(1,264,704)

Outstanding, end of year	6,325,954	3,166,476

At December 31, 2015, RSU obligations of $3 million were classified as a current liability (2014 - $4 million) included in accounts payable and accrued liabilities and $2 million were classified as a non-current liability (2014 - $3 million) included in other non-current liabilities.

Deferred Share Unit (“DSU”) plan

The DSU plan became effective January 1, 2011, allowing Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan. At December 31, 2015, 457,398 DSUs (2014 – 181,873) were outstanding and $1 million was recorded as a current liability (2014 – $1 million).

Performance Share Unit (“PSU”) plan

The PSU plan became effective February 13, 2013, allowing Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Members of the Board of Directors are not eligible for the PSU Plan.

	Year ended December 31
PSU awards (number of shares equivalent)	2015	2014
Outstanding, beginning of year	771,020	969,723
Granted	1,483,000	620,000
Vested	(294,567)	(570,770)
Forfeited	(336,572)	(247,933)

Outstanding, end of year	1,622,881	771,020

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At December 31, 2015, $1 million was classified as a non-current liability (December 31, 2014 – $1 million) and included in other non-current liabilities.

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan, which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the RSU, DSU and PSU is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Year ended December 31
	2015	2014
Options	$4	$10
RSU	2	2

Share-based compensation	$6	$12

In 2015, both the DSU and PSU expense was insignificant (2014 – insignificant). During 2015, there was nil PSU expense (2014 – $1 million) accelerated and reclassified from share-based compensation to restructuring expense in the Consolidated Statement of Income (Loss) as it related to the severance of former executives.

The share price used in the fair value calculation of the RSU, PSU and DSU obligations at December 31, 2015 was $1.17 (2014 – $2.43).

A Black-Scholes option-pricing model was used to determine the fair value of options granted under the Option Plan with the following fair value per option and weighted average assumptions:

	Year ended December 31
	2015	2014
Average fair value of options granted (per share)	$0.63	$1.14
Expected life of options (years)	4.0	4.0
Expected volatility (average)	43.7%	35.3%
Risk-free rate of return (average)	0.6%	1.4%
Dividend yield (average)	2.0%	5.5%

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

15. Dividends

Dividends were previously paid quarterly at the discretion of the Board of Directors and were deducted from retained earnings as declared.

In 2015, Penn West paid dividends of $85 million or $0.17 per share (2014 - $275 million or $0.56 per share). In September 2015, Penn West suspended the Dividend plan effective after the October 15, 2015 payment until further notice.

16. Per share amounts

The number of incremental shares included in diluted earnings per share is computed using the average volume-weighted market price of shares for the period. In addition, contracts that could be settled in cash or shares are assumed to be settled in shares if share settlement is more dilutive.

	Year ended December 31
	2015	2014
Net loss – basic and diluted	$(2,646)	$(1,733)

The weighted average number of shares used to calculate per share amounts is as follows:

	Year ended December 31
	2015	2014
Basic and Diluted	501,977,401	493,668,553

For 2015, 10.6 million shares (2014 – 14.5 million) that would be issued under the Option Plan were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

17. Changes in non-cash working capital (increase) decrease

	Year ended December 31
	2015	2014
Accounts receivable	$28	$83
Other current assets	4	11
Deferred funding obligation	17	15
Accounts payable and accrued liabilities (1)	(152)	(82)

	$(103)	$27

Operating activities	$31	$(32)
Investing activities	(134)	59

	$(103)	$27

Interest paid	$167	$158
Income taxes recovered	$2	$—

(1)	Includes long-term share-based payment plans.

18. Capital management

Penn West manages its capital to provide a flexible structure to support capital programs, dividend policies, production maintenance and other operational strategies. Attaining a strong financial position enables the capture of business opportunities and supports Penn West’s business strategy of providing strong shareholder returns.

Penn West defines capital as the sum of shareholders’ equity and long-term debt. Shareholders’ equity includes shareholders’ capital, other reserves and retained earnings (deficit). Long-term debt includes bank loans and senior secured notes.

Management continuously reviews Penn West’s capital structure to ensure the objectives and strategies of Penn West are being met. The capital structure is reviewed based on a number of key factors including, but not limited to, current market conditions, hedging positions, trailing and forecast debt to capitalization ratios, debt to EBITDA and other economic risk factors. Dividends are paid quarterly at the discretion of the Board of Directors. In September 2015, Penn West suspended the Dividend plan effective after the October 15, 2015 payment until further notice.

The Company is subject to certain quarterly financial covenants under its secured, syndicated credit facility and the senior secured notes. These financial covenants are typical for senior secured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization as defined in Penn West’s lending agreements. As at December 31, 2015, the Company was in compliance with all of its financial covenants under such lending agreements.

	Year ended December 31
(millions, except ratio amounts)	2015	2014
Components of capital
Shareholders’ equity	$2,935	$5,582
Long-term debt	$1,940	$2,149

Ratios
Senior debt to EBITDA (1)	4.6	2.1
Total debt to EBITDA (2)	4.6	2.1
Senior debt to capitalization (3)	40%	28%
Total debt to capitalization (4)	40%	28%
Priority debt to consolidated tangible assets (5)	—	—

EBITDA (6)	$427	$1,022

Credit facility debt and senior notes	$1,940	$2,149
Letters of credit (7)	15	5

Senior debt and total debt	1,955	2,154
Total shareholders’ equity	2,935	5,582

Total capitalization	$4,890	$7,736

(1)	Less than 5:1 and not to exceed 5.5:1 in the event of a material acquisition.
(2)	Less than 5:1.
(3)	Not to exceed 50 percent.
(4)	Not to exceed 55 percent.
(5)	Priority debt not to exceed 15% of consolidated tangible assets.
(6)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management and impairment provisions are excluded.
(7)	Letters of credit defined as financial covenants under the lending agreements are included in the calculation.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants. Please refer to Note 9 for discussion.

The Company intends to continue to actively identify and evaluate hedging opportunities in order to reduce its exposure to fluctuations in commodity prices and protect its future cash flows and capital programs.

19. Commitments and contingencies

Penn West is committed to certain payments over the next five calendar years and thereafter as follows:

	2016	2017	2018	2019	2020	Thereafter
Long-term debt	$222	$238	$375	$663	$263	$179
Transportation	27	59	75	76	76	296
Power infrastructure	19	9	9	9	9	7
Drilling rigs	11	7	—	—	—	—
Interest obligations	125	92	73	37	17	21
Office lease	65	62	62	63	63	280
Decommissioning liability	$21	$21	$20	$19	$18	$298

Penn West’s syndicated bank facility has $1.2 billion due for renewal on May 6, 2019. In addition, Penn West has an aggregate of $1.5 billion in senior notes maturing between 2016 and 2025.

Penn West’s commitments relate to the following:

•	Transportation commitments relate to costs for future pipeline access. In 2014, Penn West temporarily assigned a portion of its commitment (35,000 boe per day) on the Flanagan South line for terms of 18 and 30 months.

•	Power infrastructure commitments pertain to electricity contracts.

•	Drilling rigs are contracts held with service companies to ensure Penn West has access to specific drilling rigs at the required times.

•	Interest obligations are the estimated future interest payments related to Penn West’s debt instruments.

•	Office leases pertain to total leased office space. A portion of this office space has been sub-leased to other parties to minimize Penn West’s net exposure under the leases. The future office lease commitments above will be reduced by sublease recoveries totaling $337 million. For 2015, lease costs, net of recoveries totaled $19 million.

•	The decommissioning liability represents the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

In February 2016, Penn West announced it had entered into agreements to settle all class action proceedings in Canada and United States against the Company related to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of Penn West’s historical financial statements and related MD&A in 2014. The settlement agreements provide for a payment of $53 million split evenly between Canadian and US investors that will be fully funded by insurance coverage maintained by Penn West. As a result, the payment will not impact the Company’s cash or financial position. The proposed settlements are subject to the satisfaction of the conditions stated in the settlement documents as well as the receipt of court approval in each of Alberta, Ontario and Quebec and in New York. There can be no assurance that these conditions will be satisfied or that the settlements will be approved by the courts. The receipt of such court approvals is dependent on a number of factors and therefore the timing thereof cannot be predicted at this time.

20. Related-party transactions

Operating entities

The consolidated financial statements include the results of Penn West Petroleum Ltd. and its wholly-owned subsidiaries, notably the Penn West Petroleum Partnership. Transactions and balances between Penn West Petroleum Ltd. and all of its subsidiaries are eliminated upon consolidation.

Compensation of key management personnel

Key management personnel include the President and Chief Executive Officer, Executive Vice Presidents, Senior Vice-Presidents and the Board of Directors. The Human Resources & Compensation Committee makes recommendations to the Board of Directors who approves the appropriate remuneration levels for management based on performance and current market trends. Compensation levels of the Board of Directors are recommended by the Corporate Governance committee of the Board. The remuneration of the directors and key management personnel of Penn West during the year is below.

	Year ended December 31
	2015	2014
Salary and employee benefits	$4	$4
Termination benefits	1	6
Share-based payments (1)	—	2

	$5	$12

(1)	Includes changes in the fair value of PSUs and non-cash charges related to the Option Plan and DSU for key management personnel.

21. Supplemental Items

In the consolidated financial statements, compensation costs are included in both operating and general and administrative expenses. For 2015, employee compensation costs of $61 million (2014 - $70 million) were included in operating expenses and $87 million (2014 - $118 million) were included in general and administrative expenses.

For further information, please contact:

PENN WEST

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com